SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 4, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

EXHIBIT 2 OF THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155937) OF ING GROEP N.V. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)	The Press Release issued on November 3, 2011; and

(2)	A redacted copy of the ING Restructuring Plan submitted to the Dutch State and subsequently provided to the European Commission on October 22, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 4, 2011

3 November 2011

ING 3Q11 underlying net profit increases to EUR 1,285 million

•

ING Group’s 3Q11 net result was EUR 1,692 million, or EUR 0.45 per share, including divestments, discontinued operations and special items. The underlying return on IFRS-EU equity was 13.9% for the first nine months of 2011.

•

Bank underlying result before tax declined to EUR 1,063 million, including EUR 267 million of impairments on Greek government bonds. The net interest margin narrowed to 1.37%, primarily due to lower Financial Markets results. Risk costs rose to EUR 438 million, or 55 bps of average RWA. Operating expenses declined for the third straight quarter and were 2.9% lower year-on-year. The underlying cost/income ratio was 55.8%, excluding market impacts.

•

Insurance operating result rose 27.0% to EUR 527 million, driven by a higher investment margin and higher fees and premium-based revenues. The investment spread increased to 104 bps. Sales (APE) grew 6.5% from 3Q10 and 5.2% from 2Q11, excluding currency effects. The underlying result before tax was EUR 561 million, supported by significant hedging gains which more than offset impairments, including EUR 200 million on Greek government bonds.

•	ING maintained strong capital ratios in the third quarter. ING Bank’s core Tier 1 ratio strengthened to 9.6%. The Insurance IGD solvency ratio was 242%.

Chairman’s Statement

“The third quarter saw a marked deterioration on debt and equity markets amid a slowdown in the macroeconomic environment and a deepening of the sovereign debt crisis in Europe. In this challenging environment ING’s earnings remained resilient, and our strong funding position enabled us to continue to increase lending to support our customers in these uncertain times,” said Jan Hommen, CEO of ING Group. “We continued to take a prudent approach to risk, increasing hedging to preserve capital and selectively reducing exposures to southern Europe. Results were impacted by EUR 467 million in pre-tax impairments on Greek government bonds as all bonds were impaired to market value.”

“As income is coming under pressure, we must renew efforts to reduce expenses across the Group to adapt to the leaner environment and maintain our competitive position. In Retail Banking Netherlands we are taking decisive steps to reduce costs by decreasing overhead and improving efficiency through operational excellence. It is inevitable that these measures will lead to redundancies of approximately 2,000 internal FTEs and 700 external FTEs, but we will do our utmost to implement the measures with care.”

“Despite the volatile market environment, we continue to work towards the separation of our insurance companies so we will be ready to move ahead with the IPOs when markets recover. Regulatory approvals are underway to create a separate holding company for our European and Asian insurance and investment management activities, and today we announced the creation of a management board for these operations. As we continue to advance on these priorities and our Ambition 2013 performance plans, we will remain focused on providing our customers with the exemplary service and products they need to manage their financial futures during these uncertain times.”

Key Figures1

	3Q2011	3Q2010[2]	Change	2Q2011	Change	9M2011	9M2010[2]	Change
ING Group key figures (in EUR million)
Underlying result before tax Group	1,624	1,220	33.1%	1,977	-17.9%	5,725	4,185	36.8%
of which Bank	1,063	1,494	-28.8%	1,304	-18.5%	4,061	4,383	-7.3%
of which Insurance	561	-274		673	-16.6%	1,663	-198
Underlying net result	1,285	835	53.9%	1,528	-15.9%	4,276	2,984	43.3%
Net result	1,692	239	607.9%	1,507	12.3%	4,580	2,680	70.9%
Net result per share (in EUR)[3]	0.45	0.06	650.0%	0.40	12.5%	1.21	0.71	70.4%
Total assets (end of period, in EUR billion)				1,241	3.4%	1,282	1,261	1.7%
Shareholders’ equity (end of period, in EUR billion)				40	10.5%	45	42	5.7%
Underlying return on equity based on IFRS-EU equity[4]	12.1%	8.0%		15.2%		13.9%	10.2%
Banking key figures
Interest margin	1.37%	1.41%		1.42%		1.41%	1.40%
Underlying cost/income ratio	61.3%	56.8%		59.2%		58.3%	55.6%
Underlying risk costs in bp of average RWA	55	44		47		48	53
Core Tier 1 ratio				9.4%		9.6%	9.0%
Underlying return on equity based on IFRS-EU equity[4]	8.6%	13.0%		11.7%		11.4%	13.0%
Insurance key figures
Operating result (in EUR million)	527	415	27.0%	690	-23.6%	1,728	1,162	48.7%
Investment margin / life general account assets (in bps)	104	84		99
Administrative expenses / operating income (Life & ING IM)	40.7%	43.9%		38.0%		39.5%	44.1%
Underlying return on equity based on IFRS-EU equity[4]	10.9%	-4.6%		11.3%		9.3%	-0.9%

The footnotes relating to 1-4 can be found on page 15 of this press release.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

ING GROUP CONSOLIDATED RESULTS

ING Group posted an underlying net profit of EUR 1,285 million in the third quarter, up 53.9% from the third quarter of 2010, due to a significant improvement at Insurance, which reported a loss one year ago. On a sequential basis underlying net results were 15.9% lower, reflecting the impact of volatile financial markets, a weakening macroeconomic environment and further impairments on Greek sovereign debt.

Third-quarter results include EUR 467 million of pre-tax impairments on Greek sovereign debt. This reflects further market declines of securities impaired in the second quarter of 2011 as well as new impairments of bonds maturing in 2020 and beyond following the outcome of the EC meeting on 26 October 2011. As a result, all Greek government bonds are now impaired to the 30 September 2011 market value, which represents a write-down of approximately 60%.

ING Bank reported an underlying result before tax of EUR 1,063 million, down 28.8% from the third quarter of last year and 18.5% lower than the second quarter of 2011. The decline in results compared with both periods was mainly caused by EUR 267 million of impairments on Greek government bonds and a sharp decline in the Financial Markets results of Commercial Banking, reflecting sustained weakness in fixed income and equity markets. The interest margin narrowed to 1.37%, down four basis points from one year ago and five basis points lower than the previous quarter, partly due to Financial Markets. Risk costs rose compared with both periods, primarily due to further provisioning for some large, existing non-performing files. Operating expenses declined both year-on-year, and sequentially.

The net production of client balances at ING Bank was positive for the ninth straight quarter. Total funds entrusted at ING Bank increased by EUR 6.5 billion in the third quarter despite increased competition for savings. Funds entrusted at Retail Banking grew by EUR 1.0 billion, driven by net inflows at ING Direct and Retail Central Europe. Commercial Banking reported a net increase in funds entrusted of EUR 5.5 billion, consisting mainly of short-term deposits from asset managers and corporate treasuries. The net production of residential mortgages was

EUR 5.4 billion, of which EUR 3.7 billion was at ING Direct and EUR 1.6 billion in the Benelux. Nevertheless, the overall demand for credit remained subdued given the challenging market environment. Some shorter-tenor lending was reduced as short-term funding became more expensive. Consequently, total other lending across the Bank showed a net decrease of EUR 0.4 billion as a decline at Commercial Banking was not fully offset by net growth in Retail Banking.

The operating result of ING Insurance improved significantly to EUR 527 million versus EUR 415 million in the third quarter of 2010. This was driven by an increase in the investment margin and higher fees and premium-based revenues. The operating result declined 23.6% from the strong second quarter of 2011, which included seasonal and nonrecurring items. The third-quarter underlying result before tax of EUR 561 million was supported by non-operating items consisting primarily of positive hedging results in the Benelux, which more than compensated for impairments, including EUR 200 million of impairments on Greek government bonds.

Insurance sales (APE) increased both year-on-year and from the second quarter. APE rose 7.1% (5.2% excluding currency effects) on a sequential basis, primarily due to strong sales in Asia/Pacific, as well as strong Full Service Retirement Plan and Employee Benefit sales in the US.

ING Group’s quarterly net profit was EUR 1,692 million compared with EUR 239 million in the third quarter of last year and EUR 1,507 million in the second quarter of 2011. The third-quarter underlying effective tax rate was 20.4%.

Net results included EUR 516 million of net gains on divestments, mainly attributable to Clarion Real Estate Securities and ING Car Lease, as well as EUR 13 million of profits from the Latin American insurance operations, which are reported under discontinued operations. Special items after tax were EUR -122 million and primarily related to various restructuring programmes and separation and IPO preparation costs. Separation and IPO preparation costs were EUR 55 million in the quarter and EUR 116 million year-to-date (after tax). It is anticipated that these costs will remain within the previously announced amount of EUR 250 million after tax.

The net profit per share was EUR 0.45 versus EUR 0.06 in the third quarter of 2010 and EUR 0.40 in the second quarter of this year. The average number of shares used to calculate earnings per share over the third quarter was 3,784 million. The Group’s underlying net return on IFRS-EU equity was 13.9% for the first nine months of 2011.

2        ING GROUP PRESS RELEASE 3Q2011

BANKING

Banking key figures

	3Q2011	3Q2010	Change	2Q2011	Change	9M2011	9M2010	Change
Profit and loss data (in EUR million)
Underlying interest result	3,297	3,415	-3.5%	3,348	-1.5%	10,041	9,936	1.1%
Underlying income	3,880	4,319	-10.2%	4,101	-5.4%	12,489	12,873	-3.0%
Underlying operating expenses	2,379	2,451	-2.9%	2,427	-2.0%	7,287	7,155	1.8%
Underlying addition to loan loss provision	438	374	17.1%	370	18.4%	1,141	1,336	-14.6%
Underlying result before tax	1,063	1,494	-28.8%	1,304	-18.5%	4,061	4,383	-7.3%
Key figures
Interest margin	1.37%	1.41%		1.42%		1.41%	1.40%
Underlying cost/income ratio	61.3%	56.8%		59.2%		58.3%	55.6%
Underlying risk costs in bp of average RWA	55	44		47		48	53
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)				315	1.6%	320	331	-3.3%
Underlying return on equity based on IFRS equity[1]	8.6%	13.0%		11.7%		11.4%	13.0%
Underlying return on equity based on 7.5% core Tier 1[2]	12.4%	17.6%		16.9%		16.5%	17.1%

[1]	Annualised underlying net result divided by average IFRS-EU equity.
[2]	Annualised underlying, after-tax return divided by average equity based on 7.5% core Tier 1 ratio.

ING Bank reported an underlying result before tax of EUR 1,063 million. Results were heavily impacted by additional impairments on Greek government bonds (as all maturities were impaired to the market value as of 30 September 2011), and a sharp decline in Financial Markets results. The net interest margin was under pressure and declined compared with both the third quarter of last year and the second quarter of 2011. Risk costs rose versus both periods due to provisioning on a few large files.

Total underlying income was 10.2% lower than the third quarter of last year. This primarily reflects EUR 267 million of impairments on Greek government bonds, including EUR 90 million of write-downs on previously impaired securities and EUR 177 million of impairments following a decision to impair the remaining bonds maturing in 2020 and beyond. Excluding these impairments, income was 4.0% lower, mainly due to lower interest results and a decline in management fees following the partial completion of the announced sale of ING’s Real Estate Investment Management (REIM) business. Income was 5.4% lower than the second quarter of 2011, which included EUR 187 million of Greek government bond impairments. Additionally, commissions declined from the previous quarter, reflecting the sale of Clarion Real Estate Securities (CRES, which is part of REIM) and lower fees in Commercial Banking.

The interest result was down 3.5% from the third quarter of 2010, largely due to the narrowing of the interest margin by four basis points to 1.37%, partly due to Financial Markets. Compared with the previous quarter, the Bank’s interest result decreased 1.5% as higher client balances compensated in part for a narrowing of the total interest margin by five basis points. In the Benelux, margins for mortgages and current accounts improved slightly, but margins on savings and other lending products were under pressure. ING Direct’s total interest margin declined from the previous quarter, mainly due to increases in client savings rates. Margins in the lending books of Commercial Banking held up well, whereas margins at Structured Finance declined slightly.

Underlying operating expenses declined for the third straight quarter. Expenses were down 2.9% from a year ago due to lower impairments on real estate development projects and the partial sale of REIM. Expenses declined at ING Direct and Retail International, which largely offset an increase in expenses in Retail Benelux that was attributable to higher pension costs, regular salary increases and IT investments. Compared with the second quarter of 2011, ING Bank’s total underlying operating expenses were down 2.0%, primarily due to lower deposit insurance premiums, marketing costs and performance-related personnel expenses. Although costs continued to decline, the third-quarter underlying cost/income ratio increased to 61.3%, or 55.8% excluding market impacts, due to lower income.

ING GROUP PRESS RELEASE 3Q2011        3

Additions to loan loss provisions at ING Bank increased versus both prior periods to EUR 438 million. The quality of the loan book did not change significantly, as non-performing loans and on-watch exposures remained stable in the quarter. For the full year, ING expects risk costs as a percentage of risk-weighted assets and in absolute terms to remain below the level seen in 2010. Risk costs rose by EUR 68 million from the second quarter of this year. This was mainly attributable to further provisioning on some specific files in the Structured Finance and General Lending portfolios in Commercial Banking and the US mortgage portfolio at ING Direct. Risk costs declined in Retail Belgium and at Real Estate Finance. Total risk costs in the third quarter rose to 55 basis points of average risk-weighted assets versus 44 basis points in the same quarter of 2010 and 47 basis points in the second quarter of 2011.

The underlying result before tax of Retail Banking was EUR 811 million. Results fell 19.5% from a year earlier due to EUR 85 million of Greek government bond impairments (mainly at ING Direct) and lower margins in the Netherlands on savings and mortgages. Operating expenses were essentially flat year-on-year despite higher pension costs and regular salary increases. Risk costs were also stable from the third quarter of last year. Compared with the second quarter of 2011, results increased 15.2%. This was mainly attributable to lower impairments on Greek government bonds, and despite margin pressure at ING Direct and higher risk costs. Risk costs rose on higher additions in the ING Direct USA mortgage portfolio and the Turkish mid-corporate lending portfolio, which were only partially offset by lower additions in the Benelux mid-corporate and SME segments. Expenses decreased 1.2% from the second quarter because of lower contributions to the deposit guarantee scheme by ING Direct USA and seasonally lower marketing expenses.

Commercial Banking excluding ING Real Estate reported an underlying result before tax of EUR 202 million. Results fell 66.0% from the third quarter of 2010. This was due entirely to a loss in Financial Markets that was caused by EUR 182 million of impairments on Greek government bonds and generally unfavourable market conditions. A significant widening of bid/offer, country and credit spreads resulted in significant additions to reserves on the existing inventory of trades with clients, partly offset by gains due to lower fair value of issued structured notes. In addition, funding costs increased due to illiquid money markets. Excluding Financial Markets, the underlying result was stable, supported by higher income from Structured Finance, which benefited from strong refinancing volumes. This helped to mitigate a 60.0% jump in risk costs which was caused mainly by additional provisioning for some specific files in Structured Finance and higher risk costs in General Leasing. Commercial Banking’s underlying result before tax was 68.7% lower than the second quarter of 2011, also primarily due to the loss in Financial Markets and the challenging operating environment.

ING Real Estate posted an underlying result before tax of EUR 34 million versus a EUR 25 million loss in the third quarter of 2010 and a profit of EUR 13 million in the second quarter of 2011. The improvement in results from last year was primarily attributable to lower negative fair value changes and impairments. Compared with the second quarter of 2011, results increased mainly on higher income and lower risk costs in Real Estate Finance.

The underlying result before tax of Corporate Line Banking improved to EUR 16 million compared to a loss of EUR 84 million in the third quarter of 2010. This improvement was mainly caused by positive fair value changes on the Bank’s own debt due to the increase in ING’s credit spreads, partly offset by higher financing charges.

The net result of the Bank was EUR 1,193 million including divestments and special items after tax. The net gain on divestments was EUR 520 million and mainly related to the sales of CRES and ING Car Lease. Special items after tax were EUR -42 million and primarily related to the merger of the Dutch retail activities, the Belgian transformation programme and costs related to the separation of Banking and Insurance.

ING Bank’s year-to-date underlying return on IFRS-EU equity decreased to 11.4% from 13.0% in the first nine months of 2010. This was entirely attributable to EUR 455 million of Greek bond impairments recorded in 2011. The year-to-date underlying return on equity based on a 7.5% core Tier 1 ratio was 16.5%, exceeding the 2013 target of 13-15%.

4        ING GROUP PRESS RELEASE 3Q2011

INSURANCE

Insurance key figures1

	3Q2011	3Q2010[2]	Change	2Q2011	Change	9M2011	9M2010[2]	Change
Margin analysis (in EUR million)
Investment margin	452	367	23.2%	476	-5.0%	1,301	1,026	26.8%
Fees and premium-based revenues	1,149	1,094	5.0%	1,147	0.2%	3,506	3,302	6.2%
Technical margin	136	209	-34.9%	260	-47.7%	591	556	6.3%
Income non-modelled life business	19	37	-48.6%	24	-20.8%	69	99	-30.3%

Life & ING IM operating income	1,756	1,708	2.8%	1,907	-7.9%	5,467	4,982	9.7%

Administrative expenses	715	749	-4.5%	724	-1.2%	2,159	2,198	-1.8%
DAC amortisation and trail commissions	475	437	8.7%	458	3.7%	1,415	1,264	11.9%

Life & ING IM operating expenses	1,191	1,185	0.5%	1,182	0.8%	3,574	3,461	3.3%

Life & ING IM operating result	565	522	8.2%	725	-22.1%	1,893	1,520	24.5%

Non-life operating result	39	34	14.7%	68	-42.6%	149	118	26.3%
Corporate line operating result	-77	-142		-103		-314	-477

Operating result	527	415	27.0%	690	-23.6%	1,728	1,162	48.7%

Non-operating items	34	-689		-17		-65	-1,360

Underlying result before tax	561	-274		673	-16.6%	1,663	-198

Key figures
Administrative expenses / operating income (Life & ING IM)	40.7%	43.9%		38.0%		39.5%	44.1%
Life general account assets (end of period, in EUR billion)				156	9.6%	171	165	3.6%
Investment margin / life general account assets[3] (in bps)	104	84		99
ING IM Assets under Management (end of period, in EUR billion)				326	1.2%	330	329	0.3%
Underlying return on equity based on IFRS-EU equity[4]	10.9%	-4.6%		11.3%		9.3%	-0.9%

[1]

Insurance operating and underlying figures exclude the Insurance Latin American pension, life insurance and investment management operations, following the announced sale of these businesses on 25 July 2011. The result of Insurance Latin America has been transferred to “net result from discontinued operations.” Previous periods have been restated.

[2]

The result of this period has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

[3]	Four-quarter rolling average
[4]

Annualised underlying net result divided by average IFRS-EU equity. (The 2010 quarterly results are adjusted for the after-tax allocated cost of Group core debt injected as equity into Insurance by the Group.)

The third-quarter operating result at ING Insurance was EUR 527 million, up 27.0% from a year ago. The increase was driven mainly by a higher investment margin, higher fees and premium-based revenues, and lower administrative expenses. Compared with the previous quarter, the operating result was 23.6% lower, due to seasonally higher dividend income as well as positive nonrecurring items in the second quarter. The underlying result before tax in the third quarter was EUR 561 million, as favourable hedging results in the Benelux more than offset impairments, including EUR 200 million on Greek government bonds. All Greek government bonds are now impaired to the 30 September 2011 market value.

The operating result from Life Insurance and Investment Management rose 8.2% from the third quarter of last year on an increase in the investment margin and on higher fees and premium-based revenues. Compared with the second quarter of 2011, the operating result from Life Insurance and Investment Management was 22.1% lower, as the second-quarter investment margin was supported by seasonally high dividend income and nonrecurring items in the Netherlands. Additionally, the second-quarter technical margin was boosted by the early surrender of a contract with a large pension fund.

The investment margin was up 23.2% from the third quarter of 2010 to EUR 452 million. This was mainly attributable to the Netherlands, driven by reinvestment into fixed income securities, and dividends on private equity, real estate funds and fixed income funds. The investment margin was higher in the US as a result of reinvestment into longer-term bonds in combination with higher income from amortisation related to certain assets. The investment margin declined 5.0% compared with the second quarter of 2011, principally due to higher dividend income on equity securities and EUR 28 million of nonrecurring items in the Netherlands recorded in that quarter. The four-quarter rolling average investment spread strengthened further, rising to 104 basis points from 84 basis points in the third quarter last year and 99 basis points in the previous quarter.

ING GROUP PRESS RELEASE 3Q2011        5

Fees and premium-based revenues increased 5.0% from the same quarter of 2010 to EUR 1,149 million. The increase was primarily driven by Asia/Pacific, where fees and premium-based revenues rose on growth in most businesses, as well as due to the inclusion of the Malaysian Employee Benefits business. On a sequential basis, fees and premium-based revenues at ING Insurance were flat.

The technical margin was EUR 136 million compared with EUR 209 million in the third quarter of 2010 and EUR 260 million in the second quarter of 2011. The majority of the decline versus the third quarter of 2010 was attributable to an increase in guarantee provisions in the Benelux during the current quarter, as well as lower amortisation of the gain related to the transfer of the US group reinsurance business. The decrease in the Insurance technical margin from the second quarter was mainly due to the EUR 70 million positive impact from a surrender of a contract with a large pension fund in the Netherlands in that quarter.

Administrative expenses for Life Insurance and Investment Management were EUR 715 million, down 4.5% from a year ago and 1.2% lower than the second quarter of 2011. Compared with the second quarter, expenses in Central and Rest of Europe decreased 8.0% and expenses in the US declined 0.5%. The third-quarter ratio of administrative expenses to operating income was 40.7%. The ratio improved versus the third quarter of last year, but increased slightly from the second quarter of 2011 as the positive impact of lower expenses was offset by substantially lower operating income due to the impact of seasonal and incidental items in the second quarter.

The non-life operating result of ING Insurance rose to EUR 39 million from EUR 34 million in the third quarter of 2010 due to lower claims. Compared with the second quarter of 2011, the non-life operating result was 42.6% lower. This was mainly due to higher claims in the third quarter and a provision release, which supported second-quarter results.

The Corporate Line operating result improved to EUR -77 million from EUR -142 million in the third quarter of 2010, primarily due to lower interest on hybrids and debt. Additionally, the third quarter of last year was adversely impacted by a EUR 335 million charge resulting from changes to variable annuity policyholder behaviour assumptions. ING will conduct its annual review of actuarial assumptions for the Japanese SPVA and US Closed Block VA businesses in the fourth quarter of 2011.

The underlying result before tax for Insurance was EUR 561 million compared to a loss of EUR -274 million in the third quarter of last year and a profit of EUR 673 million in the second quarter of 2011.

Third-quarter non-operating items totalled EUR 34 million. Gains/losses and impairments on investments were EUR -330 million including EUR 200 million of impairments on Greek government bonds, as well as EUR 185 million of losses on Italian government bond sales and EUR 86 million of losses on subprime mortgage investment sales as ING further de-risked the investment portfolio. Higher capital gains on equities of EUR 150 million provided an offset to these items. Revaluations were EUR 290 million and mainly reflect a EUR 250 million gain on equity options put in place to hedge regulatory capital in the Netherlands. If these hedges remain in place and equity markets recover the gains could reverse; however, the regulatory capital position would be stabilised. Market and other impacts were EUR 74 million as a EUR 199 million positive change in the provision for separate account pension contracts (net of hedging) in the Netherlands more than offset negative results in the US and other regions.

The quarterly net result for Insurance was EUR 499 million including EUR 13 million net result from discontinued operations in Latin America, EUR 5 million of losses on divestments and EUR -80 million of special items after tax consisting mainly of expenses associated with the separation of Insurance for the base case of two IPOs. The underlying return on IFRS-EU equity for Insurance was 9.3% for the first nine months of 2011.

Insurance sales (APE) rose 0.3% from the third quarter of 2010 and 7.1% from the second quarter of 2011. Excluding currency effects, sales increased 6.5% and 5.2%, respectively. Compared with the second quarter of 2011, sales rose 30.2% in Asia/Pacific (25.7% excluding currency effects) primarily due to seasonality. APE was up 1.5% (but declined 0.7% excluding currency effects) in the US on strong Full Service Retirement Plan sales and Employee Benefit sales, which more than doubled from the second quarter. APE declined in Central and Rest of Europe on a sequential basis, reflecting a seasonal pattern in the region. Sales in the Benelux were lower than in the second quarter, mostly due to lower corporate pension sales.

6        ING GROUP PRESS RELEASE 3Q2011

BALANCE SHEET AND CAPITAL MANAGEMENT

Balance sheet and capital management key figures

	ING Group		ING Bank N.V.		ING Verzekeringen N.V.		Holdings/Eliminations
End of period, in EUR million	30 Sept. 11	30 June 11	30 Sept. 11	30 June 11	30 Sept. 11	30 June 11	30 Sept. 11	30 June 11
Balance sheet data
Financial assets at fair value through P&L	270,177	255,190	150,503	136,540	119,893	120,125	-219	-1,475
Investments	214,894	207,807	85,984	88,477	128,910	119,330
Loans and advances to customers	597,083	589,108	573,698	565,869	32,093	30,380	-8,708	-7,141
Assets held for sale	61,955	61,188	59,159	58,014	2,796	3,174
Other assets	138,187	127,438	104,202	93,702	41,463	38,074	-7,478	-4,338

Total assets	1,282,296	1,240,731	973,546	942,602	325,155	311,083	-16,405	-12,954

Shareholders’ equity	44,528	40,288	33,760	32,486	22,466	19,461	-11,698	-11,659
Minority interests	748	832	681	715	82	94	-15	23
Non-voting equity securities	3,000	3,000					3,000	3,000

Total equity	48,276	44,120	34,441	33,201	22,548	19,556	-8,713	-8,637

Debt securities in issue	139,790	151,593	131,038	142,925	3,912	3,895	4,840	4,773
Insurance and investment contracts	267,063	259,599			267,063	259,599
Customer deposits/other funds on deposit	458,620	458,262	469,660	464,954			-11,040	-6,692
Financial liabilities at fair value through P&L	152,362	123,174	148,795	121,423	4,128	3,240	-561	-1,489
Liabilities held for sale	62,767	58,991	61,471	57,502	1,296	1,489
Other liabilities	153,418	144,992	128,141	122,597	26,208	23,304	-931	-910

Total liabilities	1,234,020	1,196,610	939,105	909,401	302,607	291,527	-7,692	-4,318

Total equity and liabilities	1,282,296	1,240,731	973,546	942,602	325,155	311,083	-16,405	-12,954

Capital ratios (end of period)
ING Group debt/equity ratio	13.4%	13.9%
Bank core Tier 1 ratio			9.6%	9.4%
Insurance IGD Solvency ratio					242%	252%

During the third quarter, ING Group’s balance sheet increased by EUR 42 billion to EUR 1,282 billion, including EUR 20 billion of positive currency impacts. The balance sheet growth was driven primarily by EUR 13 billion of higher cash and balances with central banks, and by the higher market valuation of derivatives as a result of lower interest rates.

Shareholders’ equity increased to EUR 44.5 billion (or EUR 11.76 per share), mainly due to the quarterly net profit of EUR 1.7 billion and higher revaluation reserves resulting from lower interest rates.

ING Bank’s core Tier 1 ratio increased from 9.4% to 9.6% in the third quarter. Core Tier 1 capital rose by EUR 1 billion, largely driven by retained earnings, including the proceeds from the closing of the sale of ING Car Lease and part of ING Real Estate Investment Management. Risk-weighted assets (RWA) increased by EUR 5.2 billion during the quarter, mainly due to currency impacts. The EUR 2 billion RWA release following the closing of the ING Car Lease divestment was offset by risk migration. ING Bank has a currency hedging programme in place to offset RWA movements due to foreign exchange differences in the currency translation reserve.

The Insurance Groups Directive (IGD) ratio decreased to 242% at the end of September 2011 from 252% at the end of June 2011. This was mainly due to the deterioration in market conditions whereby the change in the statutory test of adequacy for certain Dutch entities was not fully offset by higher revaluation reserves on debt securities. Required capital increased slightly to EUR 8.5 billion.

The Group debt/equity ratio declined to 13.4% at the end of September from 13.9% at the end of June 2011. Adjusted equity of ING Group increased by EUR 2.3 billion, reflecting EUR 1.7 billion of retained earnings and EUR 0.7 billion of currency effects. Group core debt remained stable.

Although capital markets and money markets deteriorated significantly in the third quarter of 2011, ING was still able to maintain access to short- and long-term funding sources, for acceptable prices and tenors. During the quarter, ING Bank issued a total of EUR 3.5 billion in debt markets including EUR 0.5 billion of senior unsecured debt, EUR 2.7 billion of covered bonds and EUR 0.3 billion of RMBS. Total long-term funding issued year-to-date as of 30 September was EUR 20 billion, compared with EUR 10.7 billion of ING Bank’s (including subsidiaries) long-term debt maturing in 2011.

ING GROUP PRESS RELEASE 3Q2011        7

OTHER DEVELOPMENTS

Strategic Measures

The weakening economic environment, more stringent regulatory requirements and changing customer expectations are putting pressure on volumes and margins. In order to remain competitive, Retail Banking Netherlands is taking decisive steps to further reduce costs by decreasing expenses while maintaining customer focus and further improving operational excellence.

Over the past years, Retail Netherlands has streamlined its organisation significantly by combining Postbank and ING Bank. In many areas, product offerings have been simplified and most of the business has been transferred to a single IT platform. At the same time, investments have been made to enhance the customer experience by remodelling branches, improving call center data systems, optimising the sales force and investing in internet services. Today’s announcement marks the next step in this transformation. Further improvements will be implemented in the coming years to improve customer service by reducing complexity and streamlining workflows. To deliver faster and more accurate service for our customers, and broaden the ability for customers to manage their finances through their preferred channel, ING will make additional IT investments of approximately EUR 200 million in the coming two years. These investments will help further reduce costs and improve service.

The strategic programme will result in a workforce reduction of around 2,000 full-time equivalents (FTEs) in 2012 and 2013, mostly in the mid- and back-offices and corporate staff. Of the total redundancies, 300 FTEs are expected to come from natural attrition. Additionally, external positions will be reduced by around 700 FTEs. These measures as well as additional savings mainly from reduced general expenses are expected to lead to structural cost savings reaching a run-rate of approximately EUR 300 million from 2014 onwards. A charge of EUR 235 million will be booked as a special item in the fourth quarter of 2011, including a EUR 215 million redundancy provision.

Further details of the programme will become available in the coming months. The workforce measures will be made in accordance with local regulations and will be discussed with the respective stakeholders. Where redundancies are unavoidable, ING is committed to treating affected employees with its customary care and respect.

Update on legal entity restructuring and governance

As ING continues to prepare for two IPOs of its Insurance businesses, important steps have been made to realign the legal structure and governance of the insurance operations. Regulatory approvals are nearing completion to create a new holding company for the European and Asian insurance and investment management activities, called

ING Insurance EurAsia, under ING Verzekeringen NV. The US insurance and investment management operations will continue to be part of a separate, already existing legal entity (ING America Insurance Holdings). This change in legal structure is an important step towards the IPO preparation, while representing ‘no regrets’ steps that in no way limit strategic flexibility on execution. It will allow ING to optimise the capital structure of the separate entities and complete the disentanglement process in order to be able to move quickly towards the IPOs when market conditions become favourable. At the same time, flexibility is maintained with respect to the timing and order of the planned IPOs.

The EurAsia entity will set up new funding programs and commence debt issuance in due course. AIH will also optimise its funding structure independent from the Group and will repay remaining intercompany debt. After the IPOs, ING Verzekeringen NV will become a legacy entity and will be wound down over time in an orderly manner, also using the cash proceeds from the sale of the Latin American insurance business. ING Verzekeringen intends to approach investors and counterparties closer to the first IPO to address the consequences arising from the restructuring, including change of control provisions in some instruments which would likely be triggered by the IPOs.

As a result of the change in legal structure, the governance within ING Insurance will be adapted. Management Board Insurance (MBI) members Lard Friese, with responsibility for Insurance (Europe and Asia), Gilbert Van Hassel, with responsibility for Investment Management (Europe and Asia), and Matt Rider, Chief Administrative Officer, will step down from the MBI. They will form the Management Board Insurance EurAsia together with Jan Hommen (CEO), Patrick Flynn (CFO) and Wilfred Nagel (CRO). These changes are effective 3 November 2011. In the US, the Management Board of ING America Insurance Holdings is composed of Jan Hommen (Chairman), Patrick Flynn (CFO), Wilfred Nagel (CRO), Rodney O. Martin Jr. (CEO), Alain Karaoglan (Executive VP Finance & Strategy), Rob Leary (President and COO) and Ewout Steenbergen (CFO Insurance US).

Update on regulatory measures and law enforcement agencies investigations

As previously disclosed, ING Bank is in discussions with authorities in the US concerning transactions subject to sanctions by the US, including ING Bank’s compliance with Office of Foreign Asset Control (OFAC) requirements. ING Bank is cooperating fully with the investigations and expects to engage in discussions to resolve these matters with the US authorities; however, it is not yet possible to reliably estimate the timing or amount of any potential settlement, which could be significant.

8        ING GROUP PRESS RELEASE 3Q2011

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING strives to build its banking and its insurance businesses on sound business ethics and good corporate citizenship in order to ensure customer loyalty, employee engagement, and hence satisfactory returns for our shareholders. As a reflection of this commitment, we have embedded social, ethical and environmental criteria into our financing and investment policies and business ambitions. We aim to ensure that our strategic decision-making is always based on financial as well as nonfinancial performance objectives.

We strive to meet our customers’ expectations by providing the right products and services to the right customers for the right returns. ING also constantly monitors market and regulatory developments, engages with customer representative groups, and tests its products to ensure their suitability for customer needs.

ING will report on developments concerning these priorities on a quarterly basis.

Meeting customer needs

In the Netherlands, Nationale-Nederlanden’s (NN) legal expenses insurance product and its home insurance product won best-in-class awards from the ‘Consumentenbond’, the country’s primary consumer advocate organisation. In addition, NN launched three ‘bank annuity’ products to meet the demand for low-cost, no-frills and tax-deferred ways to save for retirement.

In the US, ING Insurance was recognised as best-in-class among defined contribution investment managers, according to an independent survey of 1,600 US defined contribution plan sponsors in 2011. The survey focused on criteria such as organisational stability, performance, product innovation, investment team experience and understanding of the market.

In the Netherlands, ING Business Banking introduced an easy and innovative ‘test’ to help clients realise their ambitions and address their financial needs. In this service, ING uses its sector knowledge to provide clients with in-depth views on their respective industry and business.

ING Bank Slaski and ING Bank Turkey have implemented changes in how they handle customer complaints. The changes have reduced the amount of time needed to resolve complaints and enable ING to better analyse customer feedback, which in turn is used to further improve ING’s processes, products and service. The Net Promoter Score (NPS) for the complaints handling process at ING Bank Slaski improved significantly over the last nine months. NPS, a methodology to measure customer loyalty, is being implemented throughout ING.

Contributing to positive change

A key element in ING’s understanding of good corporate citizenship is our ambition to contribute to positive change for society and the environment, in particular by strengthening the business case for sustainability. We do this by sharing our knowledge with customers so they can make more informed decisions about sustainable investing, as well as by actively stepping up our own financing efforts in this field.

An example of how we share our knowledge is a report published in September 2011 by ING’s Economics Department called ‘Renewable energy in the Netherlands until 2020’. It concluded that the volume of sustainable energy investments needs to rise to at least EUR 10 billion per year from the current EUR 2 billion in order for the Dutch government to achieve its sustainable energy targets for 2020. In addition, ING called upon the government, business community and financial and knowledge institutions to join forces and formulate a ‘Green Delta Plan.’ In July, ING also stepped up its own efforts to promote and finance sustainable energy by co-financing the offshore wind farm project ‘Global Tech 1’ in Germany, the largest-ever project-financed deal in the German offshore wind sector.

External sustainability rankings

Each year various independent research organisations investigate companies on their social, environmental and ethical performance. This research is used for benchmarking and to construct sustainable indices, many of which include ING.

In the third quarter, ING was again selected for the Dow Jones Sustainability World Index (DJSI World). ING has been part of the DJSI World since the index’s establishment in 1999. ING was rated 72 out of 100, while the industry average score in the insurance sector increased to 48. ING was removed from the DJSI Europe Index, despite maintaining a constant numerical score versus last year.

For the 11th consecutive year, ING was included in the FTSE4Good Index, which emphasises overall corporate responsibility from a risk perspective. Of the 2,400 companies assessed, 900 were identified as top sustainability performers and ING was again included in this group.

For the second year running, Sustainalytics ranked ING number one amongst 91 global peers that offer diversified financial services. ING was assessed on its overall sustainability agenda, which spans from commitments to global initiatives to specific policy statements that restrict investing and financing in certain companies.

ING GROUP PRESS RELEASE 3Q2011        9

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	3Q2011	3Q2010[2]	3Q2011	3Q2010	3Q2011	3Q2010[2]
Gross premium income	6,229	6,509			6,229	6,509
Interest result Banking operations	3,298	3,398	3,297	3,415
Commission income	984	1,054	611	646	373	407
Total investment & other income	4,659	1,583	-28	258	4,788	1,414

Total underlying income	15,170	12,544	3,880	4,319	11,390	8,330

Underwriting expenditure	9,668	7,379			9,668	7,379
Staff expenses	1,885	1,900	1,357	1,385	527	515
Other expenses	1,352	1,407	948	954	404	454
Intangibles amortisation and impairments	74	113	74	113

Operating expenses	3,310	3,420	2,379	2,451	931	969
Interest expenses Insurance operations	123	146			223	251
Addition to loan loss provisions	438	374	438	374
Other	7	6			7	6

Total underlying expenditure	13,546	11,324	2,817	2,825	10,829	8,604

Underlying result before tax	1,624	1,220	1,063	1,494	561	-274

Taxation	332	363	327	385	5	-22
Minority interests	7	22	20	18	-13	3

Underlying net result	1,285	835	715	1,090	570	-256

Net gains/losses on divestments	516	-32	520	-26	-5	-5
Net result from divested units		6		11		-4
Net result from discontinued operations	13	66			13	66
Special items after tax	-122	-637	-42	-48	-80	-588

Net result	1,692	239	1,193	1,026	499	-787

[1]	Including intercompany eliminations
[2]

The result of this period has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

ING GROUP PRESS RELEASE 3Q2011        10

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group			ING Bank NV			ING Verzekeringen NV			Holdings/eliminations
in EUR million	30 Sep. 2011	30 June 11	31 Dec. 10 pro forma[1]	30 Sep. 2011	30 June 11	31 Dec. 10 pro forma[1]	30 Sep. 2011	30 June 11	31 Dec. 10 pro forma[1]	30 Sep. 2011	30 June 11	31 Dec. 10 pro forma[1]
Assets
Cash and balances with central banks	25,077	12,091	12,661	22,058	9,044	9,205	9,949	7,273	8,549	-6,930	-4,226	-5,093
Amounts due from banks	55,098	56,580	51,478	55,098	56,580	51,477
Financial assets at fair value through P&L	270,177	255,190	263,174	150,503	136,540	137,124	119,893	120,125	127,785	-219	-1,475	-1,735
Investments	214,894	207,807	212,353	85,984	88,477	89,754	128,910	119,330	122,599
Loans and advances to customers	597,083	589,108	583,135	573,698	565,869	557,387	32,093	30,380	31,014	-8,708	-7,141	-5,266
Reinsurance contracts	5,807	5,447	5,787				5,807	5,447	5,787
Investments in associates	3,329	3,235	3,825	886	847	1,494	2,460	2,375	2,434	-17	13	-103
Real estate investments	1,742	1,743	1,906	501	502	562	960	961	963	281	280	381
Property and equipment	2,874	2,920	2,962	2,414	2,465	2,478	460	455	484
Intangible assets	3,728	3,975	4,370	1,790	1,905	2,085	2,095	2,226	2,433	-157	-156	-148
Deferred acquisition costs	10,138	10,021	10,489				10,138	10,021	10,489
Assets held for sale	61,955	61,188	61,204	59,159	58,014	57,761	2,796	3,174	3,443
Other assets	30,394	31,426	33,660	21,455	22,360	23,745	9,595	9,316	9,678	-656	-250	237

Total assets	1,282,296	1,240,731	1,247,005	973,546	942,602	933,073	325,155	311,083	325,659	-16,405	-12,954	-11,727

Equity
Shareholders’ equity	44,528	40,288	40,904	33,760	32,486	34,451	22,466	19,461	20,159	-11,698	-11,659	-13,706
Minority interests	748	832	729	681	715	617	82	94	112	-15	23
Non-voting equity securities	3,000	3,000	5,000							3,000	3,000	5,000

Total equity	48,276	44,120	46,633	34,441	33,201	35,069	22,548	19,555	20,271	-8,713	-8,636	-8,707

Liabilities
Subordinated loans	10,844	10,180	10,645	19,883	18,924	21,021	4,396	4,266	4,407	-13,435	-13,010	-14,783
Debt securities in issue	139,790	151,593	135,604	131,038	142,925	125,066	3,912	3,895	3,967	4,840	4,773	6,571
Other borrowed funds	21,608	19,526	22,117				8,858	7,555	8,414	12,750	11,971	13,703
Insurance and investment contracts	267,063	259,599	270,393				267,063	259,599	270,393
Amounts due to banks	86,803	81,889	72,052	86,803	81,889	72,053
Customer deposits and other funds on deposits	458,620	458,262	453,323	469,660	464,954	461,266				-11,040	-6,692	-7,943
Financial liabilities at fair value through P&L	152,362	123,174	138,538	148,795	121,423	136,581	4,128	3,240	3,677	-561	-1,489	-1,720
Liabilities held for sale	62,767	58,991	61,196	61,471	57,502	59,407	1,296	1,489	1,789
Other liabilities	34,165	33,396	36,504	21,456	21,785	22,611	12,954	11,485	12,742	-245	126	1,151

Total liabilities	1,234,020	1,196,610	1,200,372	939,105	909,401	898,005	302,607	291,527	305,389	-7,691	-4,321	-3,021

Total equity and liabilities	1,282,296	1,240,731	1,247,005	973,546	942,602	933,073	325,155	311,083	325,659	-16,404	-12,954	-11,727

[1]

Adjusted for transfer of ING Direct US, ING Car Lease and ING Latin America to assets/liabilities held for sale, and the restating to reflect the change in accounting policy i.e. move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011

ING GROUP PRESS RELEASE 3Q2011        11

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail Direct & International
	Total Retail Banking		Netherlands		Belgium		ING Direct		Central Europe		Asia
in EUR million	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010
Interest result	2,488	2,523	915	964	400	403	967	974	171	139	35	43
Commission income	323	329	124	127	78	74	43	40	62	73	15	14
Investment income	-84	43	0	4	-10	14	-97	-5	1	2	23	28
Other income	42	59	17	3	25	25	-25	-18	15	40	8	10

Total underlying income	2,769	2,954	1,057	1,098	494	516	888	991	248	254	81	95

Staff and other expenses	1,659	1,642	604	587	361	340	461	469	188	193	45	53
Intangibles amortisation and impairments	5	10	4	-1	1	0	0	11	0	0	0	0

Operating expenses	1,664	1,652	609	586	362	340	460	479	187	194	45	53

Gross result	1,105	1,301	448	512	132	176	428	512	61	60	36	41

Addition to loan loss provision	294	293	99	135	35	36	125	100	32	17	4	5

Underlying result before tax	811	1,008	349	377	97	140	303	412	29	44	32	36

Client balances (in EUR billion)
Residential mortgages	328.3	306.7	142.1	136.7	28.1	25.0	153.8	141.0	3.8	3.4	0.6	0.7
Other lending	91.2	87.2	42.5	43.7	29.6	27.0	4.0	3.5	11.5	10.3	3.7	2.8
Funds entrusted	444.3	428.4	104.2	106.3	71.4	68.7	246.1	231.4	18.8	18.6	3.7	3.4
AuM/mutual funds	53.5	55.7	14.7	16.2	26.3	26.5	10.5	10.7	1.6	1.9	0.3	0.4

Profitability and efficiency[1]
Cost/income ratio	60.1%	55.9%	57.6%	53.4%	73.3%	65.8%	51.8%	48.4%	75.4%	76.2%	55.5%	56.5%
Return on equity[2]	17.2%	21.5%	28.5%	27.7%	20.5%	31.7%	13.0%	18.8%	4.3%	8.9%	18.1%	16.9%

Risk[1]
Risk costs in bp of average RWA	66	64	81	100	75	74	65	51	54	30	16	21
Risk-weighted assets (end of period)	179,719	183,496	48,940	55,163	18,952	19,392	79,733	77,100	22,863	22,468	9,232	9,373

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 3Q2011        12

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		GL & PCM		Structured Finance		Leasing & Factoring		Financial Markets		Other Products		Total Commercial Banking excl. RE		ING Real Estate
in EUR million	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010
Interest result	872	888	224	226	272	266	47	49	208	239	-2	-1	750	779	122	109
Commission income	290	324	53	49	145	133	11	10	-13	8	40	42	236	242	54	81
Investment income	-150	-28	-13	-2	13	1	0	0	-160	4	-3	2	-163	5	13	-33
Other income	41	209	10	9	-15	-29	62	53	-22	157	-11	-10	25	180	17	30

Total underlying income	1,052	1,393	274	282	415	371	120	112	14	408	25	33	847	1,206	205	187

Staff and other expenses	610	649	137	130	97	98	55	53	184	186	68	79	540	546	70	103
Intangibles amortisation and impairments	62	93	0	0	0	0	0	0	0	0	1	0	1	0	61	93

Operating expenses	672	743	137	130	97	98	55	53	184	186	69	79	541	546	131	197

Gross result	380	650	137	151	318	273	65	58	-170	222	-44	-46	306	660	74	-9

Addition to loan loss provision	144	81	25	21	49	26	30	19	0	-1	-1	0	104	65	40	16

Underlying result before tax	236	570	112	130	269	247	35	39	-170	223	-43	-46	202	594	34	-25

Client balances (in EUR billion)
Residential mortgages
Other lending	140.3	135.8	36.3	36.2	51.7	45.2	14.3	16.7	3.9	3.3	0.2	0.1	106.4	101.5	33.8	34.3
Funds entrusted	63.6	63.1	34.1	34.0	2.0	3.3	0.0	0.0	27.4	25.1	0.0	0.7	63.6	63.1
AuM/mutual funds	30.8	65.3													30.8	65.3

Profitability and efficiency[1]
Underlying cost/income ratio	63.9%	53.3%	50.0%	46.3%	23.3%	26.4%	45.8%	47.7%	1338.8%	45.5%	277.6%	238.5%	63.9%	45.3%	64.0%	104.9%
Return on equity[2]	6.6%	15.7%	10.6%	13.0%	25.9%	27.0%	18.8%	16.9%	-21.8%	26.4%	-27.4%	-30.5%	6.6%	19.4%	7.0%	-16.0%

Risk[1]
Risk costs in bp of average RWA	43	22	26	19	49	25	166	91	0	-1	-7	-1	34	20	125	40
Risk-weighted assets (end of period)	135,921	143,074	38,650	42,617	40,900	39,306	6,497	8,233	32,833	32,866	4,183	5,487	123,063	128,509	12,859	14,565

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 3Q2011        13

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES

Insurance: Margin analysis and key figures1

	ING Insurance		Benelux		Central & Rest of Europe		United States [2]		US Closed Block VA2		Asia/Pacific		ING IM		Corporate line
In EUR million	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010	3Q2011	3Q2010
Investment margin	452	367	187	119	19	22	230	212	-1	1	15	10	2	4
Fees and premium-based revenues	1,149	1,094	146	131	108	117	259	267	39	20	370	345	227	215
Technical margin	136	209	36	51	45	46	12	53	5	7	38	52	—	—
Income non-modelled life business	19	37	9	8	3	6	0	0	-0	-0	7	23	0	0

Life & ING IM operating income	1,756	1,708	378	308	174	191	502	532	44	28	430	431	228	218

Administrative expenses	715	749	144	143	69	66	192	226	20	18	112	116	179	180
DAC amortisation and trail commissions	475	437	50	49	51	49	161	160	28	-11	185	189	1	1

Life & ING IM expenses	1,191	1,185	193	191	119	115	353	386	48	8	297	304	180	181

Life & ING IM operating result	565	522	185	117	55	75	149	146	-4	21	133	126	48	37

Non-life operating result	39	34	36	32	2	1	—	—	—	—	1	1	—	—
Corporate Line operating result	-77	-142													-77	-142

Operating result	527	415	220	149	57	76	149	146	-4	21	134	127	48	37	-77	-142

Gains/losses and impairments	-330	-127	-108	18	-160	0	-72	-158	0	4	8	11	-0	-1	2	-0
Revaluations	290	192	230	29	—	—	62	204	-0	1	-2	-1	-1	-8	2	-33
Market & other impacts	74	-754	199	-2	—	—	-54	-46	-23	-349	-24	3	—	—	-25	-360

Underlying result before tax	561	-274	541	194	-103	76	86	145	-27	-324	117	140	47	28	-99	-534

Life Insurance - New business figures
Single premiums	2,564	2,905	521	547	161	137	1,756	2,003	—	81	126	138	—	—	—	—
Annual premiums	755	717	36	45	59	59	241	247	—	—	419	366	—	—	—	—
New sales (APE)	1,011	1,008	88	100	75	73	417	447	—	8	431	380	—	—	—	—

Key figures
Gross premium income	6,229	6,509	1,305	1,378	471	465	2,562	2,848	97	115	1,788	1,697	—	—	6	7
Adm. expenses / operating income (Life & ING IM)	40.7%	43.9%	38.1%	46.4%	39.7%	34.6%	38.2%	42.5%	45.5%	64.3%	26.0%	26.9%	78.5%	82.6%
Life general account assets (end of period, in EUR billion)	171	165	65	63	7	8	66	64	7	6	25	22	1	2	—	—
Investment margin / Life general account asset (in bps)[3]	104	84	100	75	98	95	142	122	50	-32	29	20	19	112
Provision for life insurance & investm. contracts for risk policyholder (end of period)[4]	109,323	114,503	22,001	23,528	3,376	3,663	33,252	32,686	29,544	33,104	21,150	21,399	—	—	—	—
Net production client balances (in EUR billion)	-2.7	-1.0	-0.7	-0.5	0.2	0.6	-0.5	-0.0	-0.6	-0.6	-0.5	0.1	-0.6	-0.6	—	—
Client balances (end of period, in EUR billion)	385.0	385.9	69.7	70.0	24.9	27.8	93.5	93.0	30.3	33.8	44.0	41.7	122.6	119.6	—	—
Administrative expenses (total)	857	888	244	240	70	67	192	226	20	18	113	117	179	180	39	40

[1]

Insurance operating and underlying figures exclude the Insurance Latin American pension, life insurance and investment management operations, following the announced sale of these business on 25 July 2011. The result of Insurance Latin America has been transferred to “net result from discontinued operations”. Previous periods have been restated.

[2]

The result has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011

[3]	Four-quarters rolling average
[4]	3Q2010 includes EUR 124 million for Latin America

ING GROUP PRESS RELEASE 3Q2011        14

ENQUIRIES

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E: investor.relations@ing.com

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T: +31 20 541 5433

E: media.relations@ing.com

Investor conference call, media conference call and webcast

Jan Hommen, Patrick Flynn, Koos Timmermans and Matt Rider will discuss the results in an analyst and investor conference call on 3 November 2011 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9676 (US) and via live audio webcast at www.ing.com.

A media conference call will be held on 3 November 2011 at 11:00 CET. Journalists are invited to join the conference in listen-only mode at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK) and via live audio webcast at www.ing.com.

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 3Q2011 ING Group Interim Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 September 2011

ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document, and any other document or presentation to which it refers, do not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Notes from the front page table:

[1]

Insurance operating and underlying figures exclude the Insurance Latin American pension, life insurance and investment management operations, following the announced sale of these businesses on 25 July 2011. The result of Insurance Latin America has been transferred to “net result from discontinued operations.” Previous periods have been restated.

[2]

The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

[3]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[4]

Annualised underlying net result divided by average IFRS-EU equity. (For Insurance, the 2010 quarterly results are adjusted for the after-tax allocated cost of Group core debt injected as equity into Insurance by the Group)

ING GROUP PRESS RELEASE 3Q2011        15

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT IN ACCORDANCE WITH RULE 24B-2, 5 U.S.C. § 552(B)(4) AND 17 C.F.R. § 200.80(B)(4)

Updated Restructuring Plan

Further Elaboration

ING’s Restructuring Plan

Amsterdam

21 October 2009

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

1. Introduction

This document contains the Restructuring Plan as proposed after discussions with the European Commission (hereafter: “the Commission”) on previous Restructuring Plans, submitted to the Commission on 12 May 2009 and 7 July 2009 respectively. For information on ING’s current organisation, descriptions of market positions and market shares, the background of the State interventions etcetera reference is made to these documents.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

As indicated on each page, this document contains business secrets and otherwise confidential information. It contains proposals that may be subject to further internal ING review and required approval procedures.

This plan is being submitted to the Commission and will be implemented on the basis that the Commission will grant its final approval of the two interventions of the Dutch State, hereinafter also referred to as respectively the core-Tier 1 and Illiquid Assets Back-up Facility (IABF) agreements (Transactions), which have been notified to the Commission in October 2008 and March 2009, respectively.

2. Restructuring proposal

ING’s Restructuring Plan meets the requirements laid out in the Restructuring Communication of the European Commission. It has been designed to ensure the long term viability of the company, to clarify ING’s own contribution, as well as to limit any distortion of competition.

In addition to earlier documentation submitted to the Commission, this Restructuring Plan includes an increase of the remuneration under the IABF, restructuring proposals through divestments and / or public offerings, as well as a number of behavioural commitments and further conditions. In total it includes:

1	Categorisation of measures according to the EC framework

2	Measures to reduce the size of the balance sheet

3	Measures to decrease risk exposure

4	Measures to contain costs

5	Divestments

5i	Divestments categorised in accordance with the EC Restructuring Communication

5ii	The carve-out and creation of a new company from ING’s Dutch retail banking business

6	Commitments and further conditions

7	Trustee Arrangements

8	Continued behavioural commitments agrred with the Dutch State

9	The envisaged end state after restructuring.

2.1 Categorisation of measures according to the EC framework

Pursuant to its Restructuring Communication the Commission has indicated that ING must implement certain restructuring measures. The purpose of these restructuring measures is:

(i)	To ensure the long term viability of ING

(ii)	To ensure a sufficient own contribution to the restructuring effort

(iii)	To limit any distortion of competition.

A categorisation of the various measures proposed by ING according to this framework is given subsequently.

(i) To ensure its long term viability, ING proposes to:

•	Sell-off ING Life Taiwan (completed)

•	Stop selling Single Premium Variable Annuities (SPVA) in Japan (completed)

•	Stop the launch of ING Direct Japan (completed)

•	Run-off existing variable annuities book in the US

•	Run-off Financial Products business in the US

•	Simplify the organisational structure, eliminating the existing holding company

•	Execute a cost containment programme (see section 2.3 for details)

•	Derisk the balance sheet and product and services portfolio

•	Eliminate double leverage, as this constrains ING’s growth and ability to lend.

(ii) To ensure a sufficient own contribution, ING proposes to:

•	Divest Non-life Insurance Canada (completed)

•	Divest Annuity and Mortgage Businesses in Chile (completed)

•	Divest Insurance Russia - Non state Pension Fund (completed)

•	Divest Insurance Argentina - Origines Seg. De Retiro (completed)

•	Divest Insurance Asia - HK platform services (completed)

•	Divest Private Banking Asia & Switzerland (signed)

•	Divest US Group Re Insurance (signed)

•	Divest Insurance Asia/Pacific (Australia (signed), New Zealand (signed), Japan, Korea, Hong Kong, India, Thailand, Malaysia)

•	Divest Asset Management Asia/Pacific

•	Divest US Employee Benefits

•	Divest ING Direct US

•	Divest Insurance US (US Retirement Services, US FA, Traditional Life)

•	Divest Asset Management US

•	Divest Insurance Latin America (Brazil, Chile, Mexico, Peru, Colombia, Uruguay)

•	Divest Asset Management Latin America

•	Divest Insurance Central Europe (Bulgaria, Czech Republic, Greece, Hungary, Poland, Romania, Slovakia, Spain)

•	Divest Asset Management Europe.

•

In order to reach a quick and overall agreement with the Commission, ING has agreed to a series of additional payments to be made by ING Group to the Dutch state, effectively resulting in a significant increase of the State’s remuneration for the IABF. These additional payments are described in more detail in section 2.6.

(iii) To limit any distortion of competition, ING proposes to:

•	Commit to a temporary ban on certain acquisitions (see section 2.6 for further details).

•	Commit to a temporary ban on price leadership in certain markets (see section 2.6 for further details)

•	Divest Insurance Benelux (Nationale Nederlanden Insurance, RVS, Retail Insurance Netherlands (former Postbank Insurance), Insurance Belgium, Insurance Luxembourg)

•	Divest Asset Management Europe

•

Divest the business of Interadvies (Westland Utrecht Hypotheekbank, Westland Utrecht Effectenbank, Nationale Nederlanden Hypotheekbedrijf, Nationale Nederlanden Financiële Diensten), including the consumer credit portfolio of the former Postbank (see section 2.5ii for further details).

•	Maintain most of the behavioural commitments made under the core Tier-1 and IABF agreements with the Dutch State (see section 2.8 for further details)

•

Bear the significant costs and the strict conditions of the core Tier-1 securities, even though these are relatively less favourable to ING than the costs and conditions imposed on competitors, which have been granted similar recapitalisation measures by their respective governments. For amendments to this agreement reference is made to section 5.1

2.2 Measures to reduce the size of the balance sheet

The restructuring measures presented in ING’s revised restructuring plan will result in an expected balance sheet reduction of EUR 616 bn based on the sizes of the units on 30 September 2008, via deleveraging initiatives of the bank balance sheet, divestment of several bank units and the complete disposal of ING’s insurance business. Compared to the balance sheet on September 2008 (i.e. EUR 1.376 bn), this amounts to a total balance sheet reduction of approximately 45%. The EUR 616 bn balance sheet reduction consists of approximately EUR 194 bn bank deleveraging and balance sheet integration initiatives, approximately EUR 111 bn bank divestments and the divestment of all of Insurance of approximately EUR 311 bn.

For completeness sake it is noted that ING has fulfilled the balance sheet growth restraints to which the Dutch State and ING committed in the context of the provisional authorisation decision concerning the core Tier-1 Securities transaction (dated 12 November 2008). On approval of this Restructuring Plan the Commission confirms that this temporary balance sheet growth restriction will terminate following the Commission’s approval of this Restructuring Plan. ING will have an acquisition ban during a predefined period of time (see section 2.6), however ING is allowed to grow organically. ING projects a for the bank moderate organic growth of approximately 5% per year in the coming years, which would imply a balance sheet by the end of 2013 of approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (i.e. an expected decrease in balance sheet size of approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] by the end of 2013 when compared to 30 September 2008).

The unique nature of ING should be noted in that it is a 50% Insurance and 50% Bank company, while the nature of an Insurance company is that it has a much smaller balance sheet than a bank of similar earnings power.

•

The total ING Group balance-sheet of EUR 1.376 bn1 as of 30 September 2008 is split into EUR 311 bn Insurance (about 22%) and EUR 1.076 bn Bank (78%) (excluding small Group level corporate line and intercompany items). However, traditionally (i.e. in the pre-crisis environment), the split of activities in terms of profit is approximately 50/50, as is shown in the graph below.

Result before tax (EUR mn)	2006		2007
	EUR	%	EUR	%
Insurance	4,935	49	6,533	59
Banking	5,005	51	4,510	41
Total	9,940	100	11,043	100

[1]	After EUR 10 bn of Interco eliminations.

Therefore, even though half of ING’s activities (i.e. Insurance) is to be divested, the resulting balance sheet reduction is less than if ING had been a pure bank.

•

The balance sheet of the bank amounts to EUR 912 mn as of 30 June 2009. This is a reduction of almost EUR 164 bn (i.e. 15%) compared with 30 September 2008, which is due to various reduction measures, including investment/trading book, repos, netting, stopping /run-off of certain non-core loans books, etc.

Indicatively, it is believed that a moderate annual organic growth of approximately 5%, i.e. about EUR 45 bn per year is reasonable and necessary in view of:

•

Intrinsic annual increase (e.g. savings/deposits are increasing with annual interests by [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] per year, and investment assets will appreciate as markets recover)

•

ING’s mission and important function to fund the economy which is under recovery: ING expects most SME/Corporate clients to start borrowing after having used their treasuries. ING has sizeable undrawn committed facilities on which customers can draw at any time. We also expect mortgages to pick up.

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

ING proposes to achieve this balance sheet reduction through:

•	Deleveraging initiatives amounting to EUR 164 bn as per 30 June 2009 (compared to 30 September 208). This is clearly in excess of the originally foreseen reduction of EUR 110 bn.

•	Divestments of insurance operations in Canada and Taiwan amounting to EUR 24 bn.

•

The integration of the balance sheet of the Bank. Assuming that local regulators in Europe will allow cross-border consolidation of bank assets and liabilities required for balance sheet integration as well as assuming continuation of the single market for financial products and services, this results in a reduction of approximately EUR 30 bn.

•

Proposed divestments representing over EUR 400 bn of total assets per 30 September 2008. These will be realised through divestments / public offerings etc. and involve all of ING’s Insurance activities including Asset Management, ING Direct US, Private Banking operations outside the EU, WUH/Interadvies (including Consumer Credit activities in the Netherlands). A more extensive overview of the impact of the various divestments is given in the following graph.

•

It should be noted that ING remains in the position to achieve organic growth, as this is an important aspect to ensure long term viability. Organic growth is forecasted at approximately 5% per year, and will partly offset the total reduction of the balance sheet.

ING will reduce its balance sheet with 45% compared to 30 September 2008 by the end of 2013 and will divest a list of units as described in section 2.1, in particular Insurance and ING Direct US, with [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	45% by the end of 2013

These figures refer to projections that do not take into account the possible impact of organic growth and exclude any possible additional increase due to potential (new) regulatory requirements in the coming years, such as an obligatory increase of liquidity buffers due to (new) European-wide regulations. Such requirements could increase the balance sheet significantly beyond the current organic growth projections. For further details, including a review clause, on the commitment on the balance sheet reduction and the divestments that derive from it, please refer to section 2.6.

ING has reached agreement to sell its insurance operations in Australia and New Zealand to ANZ. The deal is subject to regulatory approvals and is expected to be booked and closed in the fourth quarter of 2009. The divestment of Private Banking Asia and Switzerland has been announced in the third quarter of 2009. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

2.3 Measures to decrease risk exposure

ING’s key capital and leverage ratios have always remained within regulatory and internal targets. However, given increased market expectations towards solvency levels, ING has taken significant measures to lower its risk exposure. These notwithstanding, variations in asset prices and currency valuations will doubtlessly remain important potential risk factors.

De-risking measures in 2008

In 2008, primarily in the last quarter, the following de-risking measures were taken:

•	A temporary equity hedging programme was put in place

In the fourth quarter of 2008 a temporary hedging programme of USD 1.9 bn was put in place by ING Insurance in order to protect capital, but was at the expense of accounting P&L. This programme was increased to USD 5 bn in the first quarter of 2009 in order to reduce equity risk.

•	On a sub-portfolio level various other measures were taken to reduce the overall risk profile:

Over the course of 2008 ING realised net reductions of real estate exposure (predominantly in its Insurance operations) amounting to EUR 900 mn. This has not only reduced its earnings sensitivity, but also its overall exposure to developments in real estate markets.

Credit and interest rate risk were reduced through the closure of a EUR 650 million CDO portfolio in the fourth quarter of 2008 by ING Insurance.

ING Insurance’s private equity and alternative assets (alter alia hedge fund portfolio) was reduced by EUR 700 million (-28%)

Netting of debit and credit balances in current accounts significantly helped reduce the balance sheet, as well as the reduced trading of derivatives.

•	Lengthening of the duration of assets to match liabilities.

Additional interest rate swaps were purchased in the fourth quarter of 2008, predominantly by Nationale Nederlanden Life Insurance in The Netherlands. A considerable reduction in economic capital could thus be realised. The impact of this measure on regulatory capital has been limited.

The variable annuity product offering in the US was adapted in January 2009, which helped to reduce market risk exposure.

•	Reduction of direct equity exposure

The direct public equity exposure was reduced from EUR 15.8 bn by the end of 2007 to EUR 5.8 bn at year-end 2008. This was done through negative fair value revaluations, contributing EUR 6 bn, and through sales, contributing EUR 4 bn. The reduction was primarily realised by divesting various shareholdings. In the first quarter of 2009 direct public equity exposure was further reduced by EUR 0.3 bn through the sale of ING Canada.

Per 31 December 2008, the equity portfolio contains strategic banking stakes, amounting to EUR 1.9 bn, especially in Bank of Beijing and Kookmin Bank. The remaining balance sheet exposure of EUR 3.9 bn is attributable to ING Insurance, which has significantly hedged its exposure against further market losses.

De-risking measures in 2009

The following additional de-risking measures were taken in 2009:

•	80% of Alt-A RMBS exposure transferred to the Dutch State in order to stabilise the accounting impacts related to the tightened underwriting conditions on mortgages in 2009.

A full risk transfer was realised on 80% of the portfolio of Alt-A RMBS at ING Direct US and ING Insurance Americas, amounting to EUR 30 bn (USD 38.6 bn par value), under the terms of the Illiquid Assets Back-up Facility (IABF). The IABF resulted in a release of EUR 13 bn of risk weighted assets.

Risk transfer of 80% of Alt-A RMBS portfolio

For further details on the amendments to this transaction, including the remuneration adjustments, reference is made to section 5.2.

•	Reclassifications of CMBS and RMBS:

ING reclassified EUR 22.8 bn in investments from Available for Sale (AfS) to Loans & Receivables (LaR) as of 22 January 2009 in order to reduce accounting volatility in shareholders’ equity and the impact of P&L hits from impairments.

This reclassification relates to European covered bonds, RMBS, ABS and CMBS instruments. A negative revaluation of EUR 0.9 bn (after tax) was locked in at reclassification date. This ensures a better alignment of the valuation and P&L impact with ING’s buy-and-hold investment style.

•	Reduction of exposure in financial institutions

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	Insurance product portfolio review

The existing variable annuity portfolios in the US and Japan have been put into run-off.

•	ING decided to refrain from earlier identified growth opportunities

The Greenfield Insurance operations in Russia and Ukraine have been suspended.

The launch project of ING Direct Japan was stopped in January 2009.

2.4 Measures to contain costs

ING expects to realise cost savings amounting to EUR 1.3 bn in 2009 as a result of the cost containment programme which is being implemented to bring costs in line with the operating environment. This will be done as follows:

•

ING expects to realise an operating expense reduction of EUR 1.3 bn in 2009, which is EUR 0.3 bn higher than the initial cost reduction target of EUR 1.0 bn. The cost reduction is achieved for 35% by a reduction of FTE-related cost, and 65% through other expenditure reductions including expenses for external staff, marketing activities and Formula 1 racing. The head office contributes to the cost reductions. As per August 2009, a cost reduction of over EUR 800 million has been realised.

•	Worldwide, staff has been reduced by more than 10,000 FTE, well above the initial target reduction of 7,000 FTE.

To achieve this cost reduction, ING established a restructuring provision of approximately EUR 450 million after tax.

2.5 Divestments

ING is proposing an extensive package of divestments which will contribute to a significant reduction in the size of ING and reduced market positions in its core markets, including retail banking. ING will divest 45% of its balance sheet compared to 30 September 2008 by the end of 2013 and will divest a list of units (as described in par 2.1), in particular Insurance, Asset Management and ING Direct US, with the intermediate milestones indicated in section 2.2. The specific commitments relating to this package of divestments are further explained in section 2.6.

2.5i Divestments categorised according to the EC Restructuring Communication

As indicated, the restructuring measures proposed by ING aim to address the three requirements laid out by the Commission. This specifically applies to the proposed divestments:

•	The divestment of ING Life Taiwan has contributed to ING’s long term viability. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•

The own contribution of ING consists, amongst other things, of significant divestments, including inter alia ING Asset Management, ING Insurance Central Europe, Insurance Americas and Insurance Asia/Pacific (a more extensive overview was already given under 2.1).

•

Measures to compensate any distortion of competition include those with respect to ING’s activities in the Benelux retail insurance market and Asset Management Europe. To accommodate the Commission’s request for measures in the Dutch home market, ING proposes to divest activities which it would otherwise have continued, namely its Dutch retail insurance business and to divest WUH/Interadvies. (see sub section 2.5ii below).

2.5ii The carve-out and creation of a new company from ING’s Dutch retail banking business

The proposed measures aim to address the Commission’s requirements. This specifically applies to the measure ING proposes to implement in its Dutch home market.

ING will create a new company for divestment in the Netherlands, which will be carved out from its current Dutch business. This new company will comprise the business of the WUH/Interadvies banking division, which is currently part of the Dutch insurance operations, and the Consumer Credit Portfolio of ING Bank. WUH/Interadvies is an ING business unit under the umbrella of Nationale Nederlanden Insurance unit. It is (predominantly) a mortgage bank operating on the basis of its own banking licenses. It is a viable ‘standalone’ player, having its own sales force for customer service and an independent organisation with a solid underlying income.

The WUH/Interadvies banking division consists of four main entities: Westland Utrecht Hypotheekbank, Westland Utrecht Effectenbank, Nationale Nederlanden Hypotheekbedrijf, and Nationale Nederlanden Financiële diensten. Hereinafter the new company (i.e. including the aforementioned Consumer Credit Portfolio) will be referred to as “the WUH business”. A further description of the WUH business, the carve-out and the transitional support measure is set out in Annex A.

To date, the WUH business is a significant and viable business. The total balance sheet amounts to a total of EUR 37 bn per August 2009, i.e. approximately 20% of the estimated balance sheet of ING’s Dutch retail bank. It generates EUR 368 mn of income and a pro-forma estimated pre-tax profit of approximately EUR 150 mn. In addition, it has close to one million customer contracts [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The WUH business is a significant player (with a mortgage portfolio amounting to approximately EUR 33 bn per 30 September 2008) on the Dutch retail mortgage market [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], a solid portfolio quality and good business prospects. It has a strong market position with a nationwide distribution network through independent financial advisors (IFAs / intermediaries/ brokers). The divestment of the WUH business comprises approximately 25% of ING’s Dutch mortgage business.

The specific commitments related to the carve-out and the creation of a new company from the WUH business will be further outlined in the following two sections.

2.6 Commitments and further conditions

Commitments

Additional remuneration for the IABF

In order to reach a quick and overall approval from the Commission on the restructuring plan and the core Tier-1- & IABF transactions, ING has agreed to a series of additional payments to be made by ING Group to the Dutch state, effectively resulting in a significant increase of the State’s remuneration for the IABF.

•

Starting 25 October 2009, ING Group will make additional payments to the Dutch State, corresponding with an adjustment of the Alt-A remuneration of -50 basis points on the funding fee received by ING and of +82.6 basis points on the guarantee fee paid by ING. The guarantee fee related adjustment includes 15.6 basis points representing an adjustment for the period from 26 January 2009 - the start of the IABF - until 25 October 2009. The additional payments will be applied to the extent and duration that the IABF agreement is in place.

•

The additional payments will be implemented in the form of a separate agreement between ING Group and the Dutch State, in order to keep the original IABF intact. The additional payments will not be passed on to US entities.

•

The additional payments, excluding the part related to the period between 26 January 2009 and 25 October 2009 (i.e. the 15.6 basis points included in the guarantee fee related adjustment) have no residual settlement in case of an early unwinding of the IABF. The amount of the unpaid additional payments that relates to the period between 26 January 2009 and 25 October 2009 (i.e. the 15.6 basis points included in the guarantee fee related adjustment) will become payable in case of partially or wholly unwinding of the original transaction. If the IABF is partially unwound, this early redemption settlement would be applied proportionally.

The Dutch State commits to notify any measures of early full or partial unwinding of the IABF to the Commission.

Balance sheet reductions and divestment

ING will reduce its balance sheet with 45% compared to 30 September 2008 by the end of 2013 and will divest a list of units as described in section 2.1, in particular Insurance and ING Direct US, with [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	45% by the end of 2013

These figures refer to projections that do not take into account the possible impact of organic growth and exclude any possible additional increase due to potential (new) regulatory requirements in the coming years, such as for example if banks are required to hold significantly larger liquidity buffers due to (new) European-wide regulations. Such requirements could increase the balance sheet significantly beyond the current organic growth projections.

ING will not have a restriction on organic growth of the balance sheet of its businesses. ING projects a moderate organic growth in the coming years, which would imply a balance sheet by the end of 2013 of approximately EUR [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (i.e. an expected decrease in balance sheet of approximately [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] compared to 30 September 2008. Going forward, ING will have a general policy to use its growth in funds entrusted by customers mainly to grow in lending to the real economy (corporates and consumers) and decrease its exposure to higher risk asset classes within US CMBS, US RMBS, and not start new initiatives that aim to increase its direct real estate exposure2, in line with the general derisking policy as described in the restructuring plan.

With respect to units ING commits to sell (as listed in section 2.1), if a divestment of any such unit has not taken place by 31 December 2013 (for example on the basis of a final binding sale agreement having been entered into), the Commission may whenever appropriate or due to exceptional circumstances, in response to a request from the Dutch State, grant an extension of this time period.3 The Commission may also in such a case (i) request the Netherlands to appoint one or more (divestiture) trustee(s) 4, preselected and proposed by ING (and subject to the Commission’s approval) [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[2]	i.e. excluding mortgages, as these are not considered direct real estate exposure
[3]

In particular ,whenever a divestment is undertaken through an IPO process which has already commenced and significant (30% or more) share placements have been made prior to the end of the divestment period, the Commission (in consultation with the Dutch State and ING) shall actively consider allowing the entity more time to place remaining shares.

[4]	It is accepted that different trustees may be appointed with respect to different regions and/or business.

Whenever the Dutch State seeks an extension of a time period, it shall submit a request to the Commission no later than one month before the expiry of that period, showing good cause. In exceptional circumstances, the Dutch State shall be entitled to request an extension within the last month of the time period. The Commission may, after receiving a request from the Dutch State showing good cause, waive, modify or substitute one or more of the aspects of any commitment to sell the above units.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

On approval of the Restructuring plan, the Commission will confirm lifting the temporary limitation on balance sheet growth as set out in the Commission’s decision dated 12 November 2008, concerning the recapitalisation measure to ING, taking into account that ING has committed to the Dutch State to support the growth of the Dutch lending to corporates and consumers.

Carve-out of a new company (“WUH business”)

ING will create a new company for divestment in the Netherlands, which will be carved out from its current Dutch retail banking business. The result has to be that this carved-out new company is a viable and competitive business, which is stand alone and separate from the businesses retained by ING and that can be transferred to a suitable purchaser. This new company will comprise the business of the WUH/Interadvies banking division, which is currently part of the Dutch insurance operations, and the Consumer Credit Portfolio of ING Bank. WUH/Interadvies is an ING business unit under the umbrella of Nationale Nederlanden Insurance unit. It is (predominantly) a mortgage bank operating on the basis of its own banking licenses. It is a viable ‘standalone’ player, having its own sales force for customer service and an independent organisation with a solid underlying income.

ING is committed to ensuring optimal divestment conditions by making a business plan, creating an internet platform and dedicating sales capabilities. Also, it will make payment capability available (on commercial terms) if the buyer requests so. In addition, ING will assist in creating a Treasury function and ensure funding for 2 years post-divestment, whereas ING’s funding support will gradually decline in those two years. ING’s funding support to the WUH business will be based on internal funding transfer prices. ING intends to apply to the Dutch State for state-guaranteed funding [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the funding of the Divestment business. Moreover, ING will refrain for an interim period [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] after the sale of the WUH business from actively soliciting customers of the WUH business for products that the WUH-business is supplying to these customers on the date of the Commission’s decision.

ING will seek to carve-out the WUH business within a period of 12 months following the date of the decision of the Commission. After the carve-out period of 12 months, ING will hold-separate the WUH business and seek to divest this business [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to a buyer that is acceptable for both the Commission and ING. If ING has not entered into a final binding sale agreement at the end of the initial [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] period, the Dutch State shall appoint without delay a Divestiture Trustee5 [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

The Commission may, whenever appropriate or due to exceptional circumstances, in response to a request from the Dutch State showing good cause (i) grant an extension of the time periods or (ii) waive, modify or substitute one or more of the aspects of this commitment. Whenever the Dutch State seeks an extension of a time period, it shall submit a request to the Commission no later than one month before the expiry of that period, showing good cause. In exceptional circumstances, the Dutch State shall be entitled to request an extension within the last month of any period.

A monitoring trustee and hold separate manager will be appointed within two weeks after the date of the Commission decision and a Divestiture trustee will be appointed one month before the expire of the above mentioned [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] months. All trustees will be appointed by the Dutch State and preselected by proposed by ING. The trustees are subject to the Commission’s approval.

The carve-out will be carried out under the supervision of the Monitoring Trustee in cooperation with the Hold-separate Manager. In this context, during the carve-out period, the Monitoring Trustee may recommend to ING such inclusions into the Divestment Business of tangible and intangible assets (related to the Divestment Business) as he considers objectively required to ensure full compliance with ING’s above-mentioned result oriented obligations and in particular the viability and competitiveness of the Divestment Business. In case ING disagrees with the Monitoring Trustee about the objective requirement to include such tangible or intangible assets to ensure the viability and competitiveness of the Divestment Business, ING shall inform the Monitoring Trustee in writing. In such a case, ING’s executive management and the Monitoring Trustee shall, within one week, hold a meeting with a view to reaching a consensus. If no consensus is reached, ING and the Monitoring Trustee shall jointly appoint, without undue delay, an independent third party with expertise in the financial sector (the “Expert”) to hear the parties’ arguments and mediate a solution. If no such solution is reached, the Expert shall decide [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], on the objective requirement to include the relevant related tangible or intangible assets into the Divestment Business to ensure its viability and competitiveness, and the parties shall accept the Expert’s decision in this respect and will act accordingly. Issues relating to a disagreement shall be mentioned in the report of the Monitoring Trustee to the Commission.

[5]	It is accepted that this Divestment Trustee may be different from he trustees referred to in the first section of point 2.5 above.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Acquisition ban

ING will refrain from acquisitions of financial institutions for a certain period as described below. ING will moreover refrain, for the same period, from any (other) acquisition of businesses that would slow down the repayment of the core- Tier 1 Securities to the Dutch State. These commitments will apply for the shorter period of three years starting from the date of the Commission decision or up to the date on which ING has fully repaid the core-Tier 1 securities to the Dutch State (including the relevant accrued interest of core Tier-1 coupons and exit premium fees).

Notwithstanding this prohibition, ING may, after obtaining the Commission’s approval, acquire businesses, in particular if this is essential in order to safeguard financial stability or competition in the relevant markets

Price leadership ban

Without prior authorisation of the Commission, ING will not offer more favourable prices on standardised ING products (on markets as defined below) than its three best priced direct competitors with respect to EU-markets in which ING has a market share of more than 5%.

This condition is limited to ING’s standardised products on the following product markets: (i) retail savings market, (ii) retail mortgage market, (iii) private banking insofar it involves mortgage products or saving products or (iv) deposits for SME’s6. As soon as ING becomes aware of the fact that it offers more favourable prices for its products than its three best priced competitors, ING will as soon as possible adjust, without any undue delay, its price to a level which is in accordance with the commitment listed in the first paragraph.

This condition will apply for the shorter period of three years starting from the date of the Commission’s decision or up to the date on which ING has fully repaid the core-Tier 1 securities to the Dutch State (including the relevant accrued interest of core Tier-1 coupons and exit premium fees). A monitoring trustee preselected and proposed by ING, will be appointed by the Dutch State to monitor this condition. The monitoring trustee is subject to the Commission’s approval.

[6]	SME defined according to SME definition as customarily/currently operated by ING in its business in the relevant country

Moreover, to support ING’s long term viability, ING Direct will refrain, without prior authorisation of the Commission, from price-leadership with respect to standardised ING products on the retail mortgage and retail savings markets within the EU, for the shorter period of three years from the date of the Commission’s decisions or up to the date on which ING has fully repaid the core-Tier 1 securities to the Dutch State (including the relevant accrued interest of core Tier-1 coupons and exit premium fees). As soon as ING becomes aware of the fact that it has become the price leader on a retail mortgage or retail savings markets within the EU, ING will adjust its price to a level which is in accordance with this commitment as soon as possible without any undue delay.

A monitoring trustee preselected and proposed by ING, will be appointed by the Dutch State to monitor this price leadership commitment. The monitoring trustee is subject to the Commission’s approval.

Costs of Trustees

The costs of all trustees, which will be appointed during the restructuring process, will be born by ING.

Long-term funding

ING commits to orientate its non-deposit funding long term once markets revert to less stressed conditions by issuing more debt instruments with a maturity than 1 year. This will imply that the relative share of outstanding long term funding (with maturity of more than 1 year) in the non deposit part of its balance sheet will continue to increase.

ING endeavours to eliminate its double leverage (using core debt as equity capital) as soon as possible, at the latest at [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The double leverage is automatically eliminated if and when ING Group converts to being a regulated bank as the banking capital regime gives no credit for such double leverage in the capital structure.

Remuneration policies

ING will maintain the restrictions on its remuneration policies and marketing activities as previously committed to under the agreements concerning the core Tier-1 securities and Illiquid Assets Back-up Facility.

Marketing restrictions

ING commits to refrain from mass marketing invoking the recapitalisation measure as an advantage in competitive terms.

Further conditions

Exit terms Agreement on core Tier-1 securities

The exit terms for 50% of the core Tier-1 securities have been changed in a separate agreement between ING and the Dutch State. For further information reference is made to section 5.1.

Execution time

The full execution time of ING’s restructuring will take until the end of 2013 (see section 6 below for more details on the envisaged timeline for divestments). [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Sale of US businesses

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Deferral of coupon payments

In case of a rights issue of more than what is needed to repay 50% of the core Tier-1 securities, including the relevant accrued interest and the exit premium fee, ING will not be obliged to defer coupon payments on hybrids on 8 and 15 December 20097 and any coupon payments on hybrids in the future.

In case such a rights issue does not take place and ING was loss-making in the preceding year, ING will be obliged to defer hybrid coupons, insofar as it has the discretion to do so, for the shorter period of three years starting from the date of the Commission decision or up to the date on which ING has fully repaid the core Tier-1 securities to the Dutch State (including the relevant accrued interest of core Tier-1 coupons and exit premium fees).

ING understands that the Commission is against state aid recipients remunerating own funds (equity and subordinated debt) when their activities do not generate sufficient profits8 and that the Commission is in this context in principle against the calling of Tier-2 capital and Tier-1 hybrids. ING regrets the misunderstanding regarding the calling of a lower Tier-2 bond on 14 October 2009. The calling of Tier-2 capital and Tier-1 hybrids will in the future be proposed case by case to the Commission for authorisation, for the shorter period of three years starting from the date of the Commission decision or up to the date on which ING has fully repaid the core-Tier 1 securities to the Dutch State (including the relevant accrued interest of core Tier-1 coupons and exit premium fees).

[7]	Provided that it is clear that part of the proceeds of the rights issue will be used for the coupon payments
[8]	See par. 26 Restructuring Communication

Declaration of no objection

De Nederlandsche Bank (DNB) is to grant a framework-decision with respect to ING’s entire restructuring plan. Also, ING will request a Decision of No Objection (DNO) to DNB at the time of each individual divestment.

Monitoring of the implementation of the Restructuring Plan

ING and the Dutch State commit that a progress report about the implementation of the restructuring plan will be provided every six months to the Commission as of the date of the approval decision.

2.7 Trustee arrangements

Trustee arrangements for the carve- out

ING agrees to the commitment regarding the divestiture of the WUH business accompanied by a Divestiture Trustee, a Hold Separate Manager and Monitoring Trustee arrangement in order to ensure the sale of the WUH business. It agrees with the following arrangements.

The Dutch State commits that ING shall:

Divest a stand alone competitive business

1) – procure that ING divests, as a going concern, the Interadvies business, a summary description of which is included in Annex A (“Divestment Business”) [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

- procure that ING carves out the Divestment Business from the remaining ING businesses within 12 months from the date of the Commission’s approval decision.

Find a suitable Purchaser in an adequate time-frame

2) - procure that ING finds a suitable purchaser (subject to Commission’s approval) [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] If ING has not entered into [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] at the end of the initial [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] months period, the Dutch State shall appoint without delay a Divestiture Trustee, preselected and proposed by ING, [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

- [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

- [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

- [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

- appoint a hold separate manager no later than two weeks from the date of the Commission’s approval decision [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

The Hold-separate Manager and the Monitoring Trustee will be responsible for preserving, defending and protecting all exiting to-be-carved out assets as of the date of the Commission’s decision.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

All trustees will be appointed by the Dutch State and preselected by proposed by ING. The trustees are subject to the Commission’s approval. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

The carve-out will be carried out under the supervision of the Monitoring Trustee in cooperation with the Hold-separate Manager. In this context, during the carve-out period, the Monitoring Trustee may recommend to ING such inclusions into the Divestment Business of tangible and intangible assets (related to the Divestment Business) as he considers objectively required to ensure full compliance with ING’s above-mentioned result oriented obligations and in particular the viability and competitiveness of the Divestment Business. In case ING disagrees with the Monitoring Trustee about the objective requirement to include such tangible or intangible assets to ensure the viability and competitiveness of the Divestment Business, ING shall inform the Monitoring Trustee in writing. In such a case, ING’s executive management and the Monitoring Trustee shall [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] hold a meeting with a view to reaching a consensus. If no consensus is reached, ING and the Monitoring Trustee shall jointly appoint, without undue delay, an independent third party with expertise in the financial sector (the “Expert”) to hear the parties’ arguments and mediate a solution. If no such solution is reached, the Expert shall decide, [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] on the objective requirement to include the relevant related tangible or intangible assets into the Divestment Business to ensure its viability and competitiveness, and the parties shall accept the Expert’s decision in this respect and will act accordingly. Issues relating to a disagreement shall be mentioned in the report of the Monitoring Trustee to the Commission.

Review clause

5) - the Commission may, whenever appropriate, in response to a request from the Dutch State showing good cause and accompanied by a report from the Monitoring Trustee:

(i) grant, in exceptional circumstances, an extension of the time periods foreseen in this commitment, or

(ii) waive, modify or substitute, in exceptional circumstances, one or more of the aspects of this commitment.

- Whenever the Dutch State seeks an extension of a time period, it shall submit a request to the Commission no later than one month before the expiry of that period, showing good cause. Only in exceptional circumstances shall the Dutch State be entitled to request an extension within the last month of any period.

Trustee arrangements for other divestments

With respect to other units ING commits to sell (as listed in section 2.1), if a divestment of any such unit has not taken place by 31 December 2013 (for example on the basis of a final binding sale agreement having been entered into), the Commission may whenever appropriate or due to exceptional circumstances, in response to a request from the Dutch State, grant an extension of this time period.9 Alternatively, the Commission may in such a case (i) request that the Dutch State appoints [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] one or more (divestiture) trustee(s) 10, preselected and proposed by ING (and subject to the Commission’s approval) [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[9]

In particular , where a divestment is being undertaken by an IPO process which has commenced and significant (30% or more) share placements have been made prior to the end of the divestment period, the Commission (in consultation with the Dutch State, ING and the Trustee) shall actively consider allowing the entity more time to place remaining shares.

[10]	It is accepted that different trustees may be appointed with respect to different regions and/or business.

Whenever the Dutch State seeks an extension of a time period, it shall submit a request to the Commission no later than one month before the expiry of that period, showing good cause. In exceptional circumstances, the Dutch State shall be entitled to request an extension within the last month of the time period. The Commission may, after receiving a request from the Dutch State showing good cause, waive, modify or substitute one or more of the aspects of any commitment to sell the above units.

2.8 Continued behavioural commitments agreed with the Dutch State

In addition to the measures outlined before and those described in ING’s previous Restructuring Plan as communicated to the Commission11, ING has also made several commitments in the context of the transactions with the Dutch State, which it continues to respect. These commitments include:

•

ING Supervisory Board to develop a sustainable remuneration policy for the Executive Board and Senior Management that is aligned to new international standards. These incentive schemes will be linked to long-term value creation, taking account of risk and restricting the potential for “rewards for failure”.

•	ING Executive Board to forego all bonuses for 2008 (cash as well as options and share rewards).

•	ING Executive Board to limit exit schemes or statutory compensation for dismissal to one year’s fixed salary.

•

ING Executive Board to forego all bonuses for 2009 (cash as well as options and share rewards) and for subsequent years as the Supervisory Board of ING has not adopted and/or approved a remuneration policy in accordance with the core Tier-1 Securities transaction.

•

ING will continue to pro-actively cooperate to deliver positive communication on the foregoing of bonuses. The new remuneration policy will amongst others include objectives relating to corporate and social responsibility.

•	ING undertakes to support the growth of the lending to corporates and consumers (including mortgages) for an amount of EUR 25 bn, on market conforming terms.

•	ING will pro-actively use EUR 10 bn of the Dutch Guarantee Scheme over 2009.

•

ING’s top 200 managers will in principle not receive a bonus over 2009 unless ING Group’s net underlying profit is positive. It should be noted that this commitment was not imposed by the Dutch State, but mandated by ING management itself.

[11]	Addendum to the Restructuring Plan, Update of Sections 5.5 and 7, submitted on 7 July 2009.

•

It is noted that ING’s commitment to the Dutch State with respect to the limitation of the balance sheet growth, which had been agreed under the terms of the initial agreement on the core Tier-1 securities is no longer applicable under the terms of the amendment, given the package of divestments ING is now proposing.

It can be noted that these additional commitments, which have been imposed upon ING by the Dutch State, constitute an additional burden on ING which other banks - that have not entered into similar transaction – do not incur.

2.9 Envisaged end state after restructuring

In order to achieve simplification of the Group, the following measures will be taken:

•	ING Bank and ING Insurance are organised separately under the ING umbrella, while the Insurance operations will be run off via public offerings or divestments

•	ING Bank will be managed with one management team and an integrated balance sheet

•	Real Estate Finance & Development will be part of Commercial Banking (formerly Wholesale Banking).

As such, ING’s banking activities will be focused on: gathering savings, distribution leadership, simple propositions and strong marketing and generating assets. ING Bank will focus primarily on Europe with selective growth options elsewhere and will be operated as one bank with one management team and one balance sheet. In the end state, it will be a mid-size Bank, predominantly retail-oriented and anchored in the Benelux. It will comprise 6 activity blocks:

1.	Benelux Retail & Commercial Banking

2.	CEE Retail & Commercial Banking

3.	Direct Banking

4.	Financial Markets

5.	European Specialised Finance

6.	Selected positions in Asian markets

ING’s ambition is to deliver a superior customer experience and cost leadership in the markets in which it competes, reflecting the company’s underlying strengths and the evolving needs of the customers it targets. It has a viable starting position, especially through ING Direct, multi-channel distribution and marketing, and its solid position in the Benelux. The ability to meet organic growth opportunities and provide for customer requirements, in particular in providing lending, is critical to the business model. ING has set a 2013 financial ambition of [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] a post-tax return on equity of approximately 15%, based on a 7.5% core Tier-1 ratio.

Furthermore, ING has developed and started to implement an action plan that should enable accomplishment of its financial and commercial ambitions through:

•	A stable cash flow generation in the Benelux by means of a set of actions that will structurally reduce the cost base and increase the income generated on risk weighted assets

•

Sustainable growth by broadening the products offered via ING Direct and in selected growth markets, expanding multi-channel distribution and translating growth into profit by strengthening client relationships

•	Preserving sustainable franchises in the fields of Specialised Finance and Financial Markets by investing in talent and infrastructure.

A new organisation structure been put in place to reduce complexity (finding the right balance geographies, clients, services), facilitate implementation and enable the exchange of best practices.

3. Financials

3.1 Financial projections and the repayment of state-aid

ING Group

ING Group financials

EUR mn unless indicated	2008A	2009F	2010F	2011F	2012F	2013F
Total net result including impact of divestments	-0.5
Net gain (loss) from divestments	0.0
Shareholders IFRS equity	17.3
Core tier 1 securities	10.0
Hybrids (Group)	11.7	[***CONFIDENTIAL INFORMATION HAS
Adjusted equity	45.8	BEEN OMITTED AND FURNISHED
Group core debt (double leverage)	7.2	SEPARATELY TO THE SECURITIES AND
Group D/E ratio	13.5%	EXCHANGE COMMISSION]
Dividend from (capital injections) Bank and Insurance
Dividend on ordinary shares
Core tier 1 principal repurchased
Capital impact repurchase core tier 1 securities
Equity raise (net of transaction costs)
Total assets (trillion)	1,388
Return on Equity (RoE)*

*	RoE: average IFRS equity and the net result before divestments are used for calculations

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	In terms of repurchasing the core Tier-1 securities from the Dutch state, the base case projection assumes the following

•

A first tranche presenting EUR 5.0 bn of notional amount will be repurchased in December 2009 at an assumed price of EUR 5.5 bn. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

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•

These are best estimate assumptions for the base case financial projections. The actual timing and amount of core Tier-1 repurchase depends on a number of variables including market conditions, possible future changes in regulatory capital requirements, the amount and timing of any equity raise and the timing and structure of the divestments of the Insurance business. To be clear, ING retains the right to exercise its conversion option per the original terms of the core Tier-1 securities, hence the above scenario should not be interpreted as a commitment in terms of timing or structure

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

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•

The base case projections assume that ING will raise EUR 6.0 bn from a rights offering during 4Q of 2009. This should not be interpreted as a commitment as the actual amount of the equity raise could be in a range from EUR 5 – 8 bn and the timing could be delayed into 2010.

•	There will be no deferral of hybrid coupons in the coming months, as an equity right issue cannot take place with a hybrid coupon deferred in place.

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

ING Bank

Scenario analysis: Base case Banking

EUR bn	2008A	2009F	2010F	2011F	2012F	2013F
Net result	0.5
Opex*	10.0
RWA	343
Total assets	1,035	[***CONFIDENTIAL INFORMATION
IFRS equity	22.9	HAS BEEN OMITED AND
Simple leverage ratio	47	FURNISHED SEPARATELY TO THE
Tier 1 Capital	32.0	SECURITIES AND EXCHANGE
Core Tier 1 Capital	24.9	COMMISSION]
Hybrid Capital	7.1
Injection from (+) /Dividend to (-) ING Group	3.0
BIS ratio	12.8%
Tier- 1 ratio	9.3%
Core Tier-1 ratio	7.3%
Hybrid ratio	22.1%
Return on Equity (RoE)**

Note: figures are including divestments

*	Excluding impairments in costs
**	RoE: average IFRS equity and the net result before divestments are used for calculations

•	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

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Insurance

Scenario analysis : base case Insurance

EUR bn	2008A	2009F	2010F	2011F	2012F	2013F
Net income	-1.2
Operating expenses	4.5
Proceeds from divestments	0.0	[***CONFIDENTIAL INFORMATION
Client balances	381	HAS BEEN OMITTED AND FURNISHED
Total assets	312	SEPARATELY TO THE SECURITIES
IFRS shareholders’ equity	11.9	AND EXCHANGE COMMISSION]
Adjusted equity	23.9
Hybrid capital	6.8
Core debt	2.3
Injection from (+) / Dividend to (-) ING Group
D/E ratio Insurance	8.8%
Hybrid ratio	28.5%

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•

In terms of divestments, there are many possible scenarios that will be evaluated by ING. ING reserves the right to optimise the timing and structure (IPO/secondary offerings versus trade sale to single buyers) of the divestments. The base case scenario should not be seen as a commitment in terms of the timing and structure of these divestments. Rather it should be viewed as one of many possible divestment scenarios.

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3.2 Business assumptions

ING Bank

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Expected new liquidity rules (minimum level of liquid assets to be maintained) as well as reformed deposit guarantee schemes could lower income / trigger higher costs, which are currently difficult to estimate and are not included in the abovementioned business assumptions.

ING Insurance

Business assumptions insurance base case	2008	2009	2010	2011	2012	2013
Commercial result before tax comparable growth (%)
Real estate revaluations (EUR billion)	-0.4	[***CONFIDENTIAL INFORMATION HAS
Private equity / alternatives revaluations (EUR billion)	-0.4	BEEN OMITTED AND FURNISHED
Public equity gains/losses and impairments (EUR billion)	-0.2	SEPARATELY TO THE SECURITIES AND
Debt securities / fixed income gains/losses & impairments	-1.1	EXCHANGE COMMISSION]

•	In general, ING Insurance’s base case is “conservative” due to de-risking efforts taken in 2008 and 2009, reducing its earnings potential

•	ING Investment Management is part of ING Insurance in the financial projections.

•	Negative revaluations on real estate and private equity /alternatives investments are expected to gradually improve over the period.

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3.3 Capital -specific concerns raised by the Commission

ING constantly seeks to optimise its capital structure to balance the differing views of rating agencies, shareholders and regulators. ING’s current capital structure is similar to other major global banks and insurance companies. A major source of future uncertainty that applies to all banks and insurance companies is the future direction of Basel II and Solvency II, particularly in regards to what constitutes available capital.

During the crisis, for banks the focus shifted much more to “core” capital (which excludes hybrids in Tier-1 capital) and away from total (BIS) level capital (which includes Tier-2 and Tier-3 as well). Recent developments under Basel II, Solvency II and in our discussions with regulators show that, as the crisis fades, the focus is returning to total BIS capital.

The Capital Requirements Directive (CRD) is also to be amended to clarify more precisely what criteria are required for hybrids to fully qualify as Tier-1 capital. Furthermore, rating agencies continue to refine their views and criteria for Tier-1 and Tier-2 capital. While it is too early to say exactly how the requirements will change in the future, ING will continue to comply with all requirements and will continue to balance the competing views of rating agencies, shareholders and regulators.

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Compared to ING’s 7.2% Tier-1 capital target pre-crisis, ING is currently already carrying 2.2% of additional capital of EUR 7.6 bn of excess capital on RWA of 345 bn compared to capital levels pre-crisis.

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There is also likely to be a simple “leverage ratio” introduced as a regulatory tool to monitor bank’s capital adequacy. However, it is too early to predict where the rules will end up. Key outstanding issues are whether derivatives can be netted on the balance sheet as is the practice for US banks under US GAAP. Additionally, it is not clear if holdings of government bonds will be excluded from the assets to motivate prudent risk management. In any event, ING believes it will compare favourably to peers on this metric and our planned de-leveraging of the balance sheet will improve the ratio over time.

ING uses leverage (core debt) in each of the Group, Bank and Insurance holding companies. In all cases, ING uses leverage in a holding company to down stream equity into operating subsidiaries. The degree to which ING allows such leverage is based on the diversification of risks between the operating subs that is not reflected in their stand alone capital measurement. Hence, leverage is used to fund redundant capital that is not required when one takes a higher level, consolidated view. Hence, the leverage at ING Insurance holding company reflects the diversification of risks amongst all the global insurance operating entities. The leverage at ING Group reflects the diversification between ING Bank and ING Insurance that is not reflected in their stand alone capital positions. Only for ING Group and ING Insurance do we manage to explicit limits because for ING Bank, the consolidated capital ratios give no credit for leverage and already reflect diversification of all risks. Once Solvency II is fully implemented, a similar approach for ING Insurance will be possible.

ING also manages its capital ratios based an internal market value balance sheet framework that compares Available Financial Resources (AFR) to Economic Capital (EC). ING targets to have an AFR/EC ratio for Bank and Insurance that is greater than 100%. ING retains flexibility by managing to the AFR/EC > 120% for the Group overall so it is acceptable to have some surplus at ING Bank offset a small deficit at ING Insurance. Also, as the AFR/EC ratio is still relatively new and volatile especially for very long duration Insurance business, ING does not manage the volatility related to illiquidity spreads and does not take immediate corrective action should the AFR/EC ratio fall below 100%. Rather, ING will take action over a longer period to improve the ratio.

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Certain insurance entities (mainly the US and Japan / ING Re) that sold / reinsured riskier types of variable annuities over the years, experienced significant variability in their local capital requirements throughout the crisis. ING has successfully met all those capital requirements and as a result of the crisis has improved its hedging strategies to focus more on the capital requirements versus simply hedging the guarantees on an economic basis. To the extent, equity markets again take sharp downturns in the future, ING’s hedging programs are in a much better position to respond and hedge the downside risk compared to pre-crisis. However, this will continue to be a source of capital variability as hedging programs are not perfect. Additionally, ING has discontinued sales of variable annuities in Japan and has ceased sales of riskier variable annuity products in the US.

4. Viability

The ‘ING adverse scenario’ has been taken as the scenario to assess ING’s viability.

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The outcome of the viability assessment, including the impact of an adverse scenario on ING’s financial projections, will be outlined below. In addition, answers will be given to several specific questions posed by the Commission.

4.1 Headlines

The table below shows the impact on key capital ratio’s [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Capital Ratios

	2008A	2009F	2010F	2011F	2012F	2013F
Bank
Tier-1 ratio	9.3%	[*** CONFIDENTIAL INFORMATION HAS
Core tier-1 ratio	7.3%	BEEN OMITTED AND FURNISHED
BIS ratio	12.8%	SEPARATELY TO THE SECURITIES AND
Hybrid ratio	22.1%	EXCHANGE COMMISSION]
Insurance
D/E ratio	8.8%
Group
Group D/E ratio	13.6%

Stress scenario end of 2010

•	The stress scenario covers the entire balance sheet and P&L of ING Group.

•	After 2 years of severe stress, the end of 2010 will be the pivotal point in terms of viability. After 2010 markets are assumed to improve.

•	Capital ratios at year-end 2010 show that ING remains viable.

In comparison with the base case scenario no additional derisking measures are assumed in the stress scenario. However, in case such a stress scenario materialises, ING would consider taking additional capital strengthening measures. Those are not reflected in this document.

Stress scenario beyond 2010 and repurchase of core Tier-1 Securities

In addition to examining the key capital ratios at the end of 2010 (the expected low point), ING extended the stress scenario through the end of 2013 to test that the core Tier-1 securities could still be repurchased [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

ING made the following key assumptions in extending the stress scenario:

•	The equity raise and repurchase of 50% of core Tier-1 securities that is currently planned for 4Q 2009 continues on the same terms assumed in the base case

•	No dividends would be paid on ordinary shares in the stress scenario

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Credit migration adds EUR 35 bn RWA by the end of 2010 and thereafter the annual increase in RWA is assumed to be equal to the base case. Insurance entities require an additional [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of capital to meet local regulatory needs. Thereby, it should be noted that this RWA increase as well as the [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of additional capital for Insurance are already taken into account in the stress scenario in 2010 (i.e. they are not additional amounts on top of what has already been assumed in 2010).

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Under these assumptions, ING achieves a [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] core Tier-1 ratio for the Bank at the end of 2013 and also eliminates all Group double leverage and Insurance debt and hybrids just as in the base case.

•

In terms of the repurchase of the final 50% core Tier-1 securities, ING would have sufficient capital buffer at the end of 2013 - [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] - to repurchase the remaining core Tier-1 securities. Alternatively ING could also use its right to exercise the conversion option in the core Tier-1 securities after 2011. Paying the full [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] capital buffer would provide the Dutch state with an IRR of [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] , which is potentially better than the return that would be delivered if the remaining core Tier-1 securities were instead converted to equity at 10 EUR per share.

4.2. Assumptions

The tables below show the stress case assumptions that have been agreed with the EC:

Market assumptions Eurozone - Stress scenario

Cumulative 2009-2010
Real GDP (% over two years)%	(5.3)%
Inflation (CPI %pver two years)%	1.1%
3M rates (eop)%	2.2%
10Y yield (eop)%	3.5%
Equity Markets Total Return %	-50%
Commercial Real Estate Revaluations %	(40.0)%
Residential Real Estate Prices %	(30.0)%

Market assumptions United States - Stress scenario

Cumulative 2009-2010
Real GDP (% over two years)%	(6.4)%
Inflation (CPI %pver two years)%	0.4%
3M rates (eop)%	1.6%
10Y yield (eop)%	2.3%
Equity Markets Total Return %	-50%
Commercial Real Estate Revaluations %	(30.0)%
Residential Real Estate Prices %	(25.0)%

Credit assumptions - Stress scenario

	Cumulative 2009-2010
Credit spreads
AAA	bp	+50
AA	bp	+70
A	bp	+120
BBB	bp	+200
BB	bp	+320
B or below	bp	+480
Credit defaults (increase in PD)
Corporates	%	300%
Residential mortgages	%	289%
Sovereigns	%	267%
Financial institutions	%	162%
Securitizations	%	468%

The stress scenario12 assumes severe economic contraction in both the Eurozone and the Unites States. The shocks in equity markets, property prices and credit spreads represent relative shocks on the levels at the end of 2008 over the next two years. It is worth noting that financial markets generally recovered since the levels at the end of 2008, which means that the relative shocks going forward from this point in time must be significantly higher to lead to the same impact estimated in this stress viability scenario. For example, the shock to ING’s equity positions was assumed -50% whereas year to date in 2009 the AEX index gained more than 25% compared to its year end 2008 levels.

[1][2]

Note that this scenario was originally defined earlier this year, specifying both 2009 and 2010 separately. To avoid inconsistencies between the 2009 scenario and the 2009 actuals (given that  3/4 of the year has passed) we now present the cumulative impact over 2 years (e.g. the assumption that stock markets decline with 50% in 2009 and 0% in 2010 then becomes that stock markets drop by 50% by the end of 2010). The end result in terms of stress is the same.

Concerning the credit portfolio, downgrades in ratings and shocks to the probability of default (PD) levels of year-end 2008 were applied. For example, the PD of the global corporate portfolio was increased by 300% over two years and the similar PD increase was applied to the residential mortgages. Next to the PD shocks, the shocks in property prices have indirect effect in the credit portfolio by increasing the loss given default (LGD) in for instance the residential mortgages.

4.3. Impact of stress scenario on financial projections

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4.4. Risk for long term viability

The chapters above demonstrate that, despite the important level of stress in the adverse scenario, ING’s capitalisation remains solid and viable.

The de-risking chapter and the ‘Investment Portfolio Review’ show that ING has carried out maximum risk reduction efforts, i.e. to the extent that these do not conflict with capital preservation. This means that ING has reduced risk whenever market conditions were favourable to do so (eg. equity risk). ING holds on to positions if the cost of hedging or exiting outweighs the capital required to hold the position on its books (eg. real estate risk).

In addition to the ‘Investment Portfolio Review’ the following should be noted:

CMBS

•

ING did reclassify EUR 22.8 bn of CMBS from Available for Sale (AfS) to Loans & Receivables (LaR). Re-booking assets from AFS to Loans & Receivables doesn’t address a potential RWA increase. The rationale for rebooking is to freeze a negative revaluation reserve. A total amount of EUR 1.7 bn was rebooked in order to freeze the revaluation reserve (and therefore any potential future impairments on this portfolio) at EUR -185 mn. Total portfolio is EUR 7.7 bn with a negative revaluation of EUR -2.0 bn.

•

Please note that the majority of US CMBSs are held by ING Insurance, for which rating migration will lead to an increase in required capital but less exponential than if held on the bank balance sheet. Next to this, the portfolio is still highly rated: More than 90% of the portfolio is AAA rated. The RWA amount for the bank portfolio is 284 mn EUR.

•	Since year-end 2008 the revaluation reserve for this asset class has not deteriorated. No impairments were experienced to date. RWAs are roughly flat.

•	ING’s current policy is not to increase its overall exposure in ABS.

•

ING acknowledges the potential for adverse impact from this portfolio. Yet, exiting the portfolio would destroy more capital than it would cost to hold on to it. The outcome of the stress test shows that ING withstand important levels of stress in this portfolio.

Real Estate

•	Real Estate exposure revalued through P&L has come down from EUR 9.8 bn at year-end to EUR 8.8 bn at end of the second quarter of 2009.

•	ING Bank has taken negative fair value changes of EUR 0.675 bn and ING Insurance EUR -0.270bn in the first half of 2009.

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ING’s current risk management policy is not increasing its real estate exposure, excluding fair value changes. ING already has existing limits for seed and bridge capital for its Real Estate Investment business. ING is active in Real Estate Development and Real Estate Fund Management. Therefore, a complete ban on Real Estate is not feasible in practice

•

ING acknowledges the potential for adverse impact from this portfolio. Exiting the portfolio would destroy more capital than it would cost to hold on to it. The outcome of the stress test shows that ING can bear with important levels of stress in this portfolio.

Corporate Bonds

•

ING has not fundamentally changed its risk policy with respect to corporate bonds. We did however restrict external investments in general (in order to achieve balance sheet reduction) and more specifically in financials.

•	So far, ING has not experienced material performance issues with its corporate bond portfolio which it does not classify as ‘pressurised assets’.

•

The revaluation reserve relief received from tightening credit spreads by far offsets the impact from slight long term interest rate increases. This is due to the fact that the credit spread duration outweighs the interest rate duration (some of the bonds are floaters) and because the move in credit spreads was much higher than the move in interest rates.

•

As for financials and covered bonds, ING has always indicated the main risk to be in the revaluation reserve sensitivity related to these portfolios. Since year-end the revaluation reserve for this asset class has improved from EUR -5.0bn to EUR -3.2bn by the end of the second quarter of 2009.

•

Furthermore, likely accounting changes (and the disappearance of the AfS accounting category and therefore debs security revaluation reserve) will provide important relief (also with respect to ING’s simple asset leverage ratio).

ABS : RWA increase

•	The Q2 2009 RWA amount for ABS is EUR 14.5bn down from EUR 26.5 bn at year-end 2008.

•	The ABS portfolio is held for approximately 1/3 at the Insurance balance sheet, for which rating migration is a less important issue.

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Professional Funding

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Compared to peers ING has a very large and relatively stable customer funding (savings) base. In times of stress much less account movements are seen than assumed in liquidity stress tests. This explains the relative absence of ING in the long term debt market for the period before 2007.

•	Since 2007 ING has been very active on the LT debt market with issuance of senior unsecured and covered bonds.

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4.5. Answers to specific concerns raised by the Commission

The Commission agreed to the use of the stress scenario described above for assessing viability under adverse circumstances. The Commission requested clarification of the level of the ‘loss given default’ (LGD) parameters in ING’s portfolio, notably for residential mortgage loans and corporate loans13. More specifically, the limited impact of house price declines triggered questions. This section briefly elaborates on this.

Residential Mortgages

Firstly, it should be noted that the LGD is not only a function of recovery rates on house prices. Secondary collateral should also be taken into account (e.g. savings and investment portfolio etc.). A portion of the mortgage portfolio is government guaranteed. ING applies a segmented approach to delinquencies. Clients with sufficient debt servicing capacity will benefit from loan modifications to avoid losses for both parties (payment schedule adaptations, interest pause, budget counselling). Clients with limited debt servicing capacity will go through the foreclosure process after which ING retains a legal claim on the remaining debt from the customer.

Secondly, it is important to consider Loan-to-Value (LTV) distribution. A large part of ING’s Dutch mortgage portfolio has an LTV below 100%, resulting in very secure financing and therefore low LGD. For this part of the portfolio, house price declines will not lead to unsecured exposures and therefore have limited impact on the LGD.

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The table shows that a 15% house price decline will only have a limited impact on the LGD % (if exposures are shifted one LTV-bucket up, the LGD is estimated to increase from 3.2 to 4.2). Note that the property value that is used in the LTV calculation is an execution value and therefore already takes into account a discount due to unfavourable selling conditions.

Corporate Loans

ING has a conservative underwriting policy. For clients with a high risk rating ING’s appetite for unsecured lending is higher and lower rated clients will engage more in collateralised lending. This pattern can be seen from the table below (taken from ING’s public Pillar 3 disclosures). For lower risk ratings the LGD percentages are smaller.

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Compared to peer banks, ING is more active in the mid corporate and SME segment, for which collateralised lending is relatively more important. ING is relatively less concentrated in large blue chip corporates which typically have higher LGD percentages.

[13]	ECB benchmark LGD’s are at 25% for residential mortgages whereas ING is at 7% and for corporate loans the benchmark LGD is at 33% whereas ING is at 26%.

The fact that LGD decreases (i.e. collateral improves) for lower risk ratings is quite common: one could easily draw similar conclusions for many other European Banks.

The relatively lower LGD percentages for ING are the result of its relatively strong position in collateralised lending (and the relatively lower importance of large highly rated corporates).

Applying a standardised LGD parameter ignores the collateral structure of any given lending portfolio.

5. Amendments to transactions with the Dutch state (core Tier-1 and IABF)

Core Tier-1 securities

On 12 November 2008 ING issued EUR 10 bn core Tier-1 securities ranking pari passu with ordinary shares (the “Securities”) to the Dutch State pursuant to a Subscription Agreement between ING and the State dated 11 November 2008 (the “Subscription Agreement”).

According to the conditions of these securities, ING has the right to either repay the securities at 150% at any time, or to convert the securities into ordinary shares on a one for one basis after 3 years. These exit terms constitute a significantly higher burden on ING, than for other banks that have received state aid via similar transactions in the Netherlands and / or the EU.

ING and the Dutch State have agreed to amend the exit terms of the securities, which will be laid down in a separate repurchase agreement in order to enable ING to repay the securities faster.

According to the amended terms ING is able to repurchase up to 50% of the core Tier- 1 securities at par (EUR 10) plus the accrued coupon of 8.5% plus an early repayment penalty when the ING share price trades above EUR 10 upon repayment. The early redemption penalty increases with the ING share price, but is capped at a share price of EUR 12.50. At that level the penalty is equal to 13%, [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. These exit terms are similar to the exit that SNS and Aegon had on the capital injections that they received from the Dutch State.

ING may elect to make use of this repurchase option prior to 31 January 2010, but this date can be extended by the Dutch State, after approval from the Commission, until 1 April 2010 in case of exceptional circumstances, such as if ING can demonstrate that it was not economically feasible to raise sufficient core Tier-1 capital necessary to repurchase EUR 5 bn (including the relevant accrued interest and the exit premium fee) earlier, or if the Commission approval decision on this Restructuring Plan is not taken before 20 November 2009.

ING aims to make use of the repurchase option prior to 31 January 2010. Repayment and conversion options on the remaining 50% are unaltered.

Illiquid Asset Back-up Facility

On 31 March 2009, the Commission decided to approve the IABF for six months. In its decision, the Commission indicated that it accepted the cash flow swap arrangement between the State and ING and its affiliates and that it would not request changes regarding the transfer of risk from ING to the State and the State’s payment obligations in the context of the cash flow swap. At the same time it indicated that in its final decision it could request changes to the burden sharing of the measure by way of claw-back, adjustments of the fees or any other form of the remuneration of the State if such changes result from the Commission coming to the conclusion (taking the view) that the valuation at 26 January 2009 of the portfolio underlying the IABF or its burden sharing proved to be materially in contradiction with the EC State aid rules laid down in the IAC.

On 15 September 2009 the Commission announced that it had extended its temporary clearance under relevant state aid rules for the IABF between ING Group and the Dutch State of March 2009 (the IABF), until it will have taken a final decision.

At the same time, the Commission announced that it was continuing its previously announced in-depth investigation of the terms and conditions of the IABF for compatibility with the Commission’s Impaired Assets Communication (“IAC”), which provides guidelines for the assessment of financial sector support arrangements in light of Commission state aid rules. In particular, the Commission stated that it had doubts as to the compatibility of the IABF with the IAC with respect to valuation and, as a consequence, burden sharing.

During the discussions on ING’s restructuring plan, the EC has expressed as its opinion that the transfer value of the assets under the IABF exceeds the real economic value of the assets, which in their view calls for additional burden sharing and remuneration.

ING has expressed to the Commission that it does not concur with Commission’s interpretation of the valuation methodology of the IABF and with the interpretation and analysis in relation to the IABF set out in the Commission’s decisions concerning the IABF. As regards the nature of the IABF transaction, ING has indicated that in order to properly assess the valuation of the IABF, it is important to acknowledge that the transaction is a total return swap (and not a guarantee scheme), which means that the transaction involves downside and upside potential for both parties in the transaction. Furthermore, a proper assessment also necessitates that all cash flows, from the total return swap, are taken into account, regardless of the way they are labelled and structured in the transaction.

Although ING and the Dutch State remain of the opinion that the IABF was priced fairly at arms length, in order to reach a quick and overall approval from the Commission on the restructuring plan and the core Tier-1- & IABF transactions, ING has agreed to a series of additional payments to be made by ING Group to the Dutch state, effectively resulting in a significant increase of the State’s remuneration for the IABF.

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Starting 25 October 2009, ING Group will make additional payments to the Dutch State, corresponding with an adjustment of the Alt-A remuneration of -50 basis points on the funding fee received by ING and of +82.6 basis points on the guarantee fee paid by ING. The guarantee fee related adjustment includes 15.6 basis points representing an adjustment for the period from 26 January 2009 - the start of the IABF - until 25 October 2009. The additional payments will be applied to the extent and duration that the IABF agreement is in place.

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The additional payments will be implemented in the form of a separate agreement between ING Group and the Dutch State, in order to keep the original IABF intact. The additional payments will not be passed on to US entities.

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The additional payments, excluding the part related to the period between 26 January 2009 and 25 October 2009 (i.e. the 15.6 basis points included in the guarantee fee related adjustment) have no residual settlement in case of an early unwinding of the IABF. The amount of the unpaid additional payments that relates to the period between 26 January 2009 and 25 Oct 2009 (i.e. the 15.6 basis points included in the guarantee fee related adjustment) will become payable in case of partially or wholly unwinding of the original transaction. If the IABF is partially unwound, this early redemption settlement would be applied proportionally.

The Dutch State commits to notify any measures of early full or partial unwinding of the IABF to the Commission.

6. Summary roadmap / timetable of overall process

Timetable for the implementation of the various measures

The realisation of the restructuring measures described in this report will lead to a more viable organisation and realisation of ING’s strategic goals. It will also enable ING to repay the core Tier-1 capital injection by the Dutch government and eliminate the double leverage.

Therefore, swift and effective execution of the measures described is of the highest importance. Market conditions may however slow down certain measures, especially with regard to divestments and de-leveraging:

All de-leveraging and de-risking initiatives are intended to be realised before year-end 2009.

All cost containment measures can be influenced directly by ING itself and will therefore be realised in the current year (2009).

Completion of the divestment of Private Banking Asia & Switzerland is expected to occur around year end.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] However, this timeline is indicative, as ING remains in the position to divest units if market conditions permit / require.

ING will carve out the WUH business within a period of 12 months following the Commission decision. ING will seek to divest the WUH business within [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] months to a suitable buyer that is acceptable for both the Commission and ING. A Divestment Trustee preselected and proposed by ING [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

ING Direct US is to be divested no later than year-end 2013.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

ANNEX A

Divestment of businesses on Dutch Retail banking market

[***30 PAGES OF CONFIDENTIAL INFORMATION HAVE BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]